EXHIBIT 99.1

16 May 2004	James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

The Manager	4thFloor, Atrium, Unit 04-07
Company Announcements Office	Strawinskylaan 3077
Australian Stock Exchange Limited	1077 ZX Amsterdam,
20 Bridge Street SYDNEY NSW 2000	The Netherlands
Telephone: 31-20-301 2980
Fax: 31-20-404 2544

Dear Sir/Madam

Attached is a report prepared by KPMG on the valuation of asbestos related disease liabilities arising from the manufacture or use of asbestos by the James Hardie former subsidiaries.

Yours faithfully

Pim Vlot
Company Scretary

KPMG Actuaries Pty Ltd	A.B.N. 77 002 882 000	A.F.S.L. 227 328

10 Shelley Street	PO Box H67
Sydney NSW 2000	Australia Square	Telephone: (02) 9335 8900
Australia	Sydney NSW 1213	Facsimile: (02) 9335 8911
	Australia	Email: actuaries@kpmg.com.au

Valuation of asbestos-related disease
liabilities arising from the manufacture or
use of asbestos by former James Hardie
entities (“The Liable Entities”)

Exclusive of cost savings resulting from
the NSW Government Review into Legal
and Administrative Costs of Dust Diseases
Compensation Claims

As at 31 March 2005

Prepared for James Hardie Industries NV

14 May 2005

KPMG Actuaries Pty Ltd	A.B.N. 77 002 882 000	A.F.S.L. 227 328

10 Shelley Street	PO Box H67
Sydney NSW 2000	Australia Square	Telephone: (02) 9335 8900
Australia	Sydney NSW 1213	Facsimile: (02) 9335 8911
	Australia	Email: actuaries@kpmg.com.au

14 May 2005

Mr Russell Chenu
Chief Financial Officer
James Hardie Industries NV
22 Pitt Street
Sydney NSW 2000

Dear Russell

Valuation of asbestos-related disease liabilities arising from the manufacture or use of asbestos by former James Hardie entities (“The Liable Entities”)

We are pleased to provide you with our actuarial valuation report relating to the asbestos-related disease liabilities of the Liable Entities. This report is effective as at 31 March 2005 and has taken into account claims data and information from The Medical Research and Compensation Foundation (“MRCF”) as at 31 March 2005.

The report does not yet make any allowance for the potential cost savings resulting from the NSW Government Review into legal and administrative costs of dust diseases compensation claims

If you have any questions with respect to the contents of this report, please do not hesitate to contact us.

Yours sincerely

Richard Wilkinson BSc FIA FIAA	Greg Martin BA FIAA ASIA
Director	Managing Director
KPMG Actuaries Pty Ltd	KPMG Actuaries Pty Ltd
Fellow of the Institute of Actuaries	Fellow of the Institute of Actuaries of
(London)	Australia
Fellow of the Institute of Actuaries of
Australia

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

EXECUTIVE SUMMARY

Important Note: Basis of Report

This valuation report (“the Report”) has been prepared by KPMG Actuaries Pty Limited (A.B.N. 77 002 882 000) (“KPMG Actuaries”) for the sole use of the participants in negotiations between James Hardie Industries NV, the ACTU and the Asbestos Support Group in relation to the management, administration and settlement of sbestos-related claims as is intended to be considered under the Principal Deed. The Report is not intended to be used for any other purpose and may not be suitable, and should not be used, for any other purpose. Opinions and estimates contained in the Report constitute our judgement as of the date of the Report and are subject to change without notice.

The Report does not address or quantify the savings potentially achievable as a result of the NSW Government Review into legal and administrative costs of dust diseases compensation claims.

In preparing the Report, KPMG Actuaries has relied on information supplied to it from various sources and has assumed that that information is accurate and complete in all material respects. KPMG Actuaries has not independently verified the accuracy or completeness of the data and information used for this Report.

Except insofar as liability under statute cannot be excluded, KPMG Actuaries, its directors, employees and agents will not be held liable for any loss or damage of any kind arising as a consequence of any use of the Report or purported reliance on the Report including any errors in, or omissions from, the valuation models.

The Report must be read in its entirety. Individual sections of the Report, including the Executive Summary, could be misleading if considered in isolation from each other. In particular, the opinions expressed in the Report are based on a number of assumptions and qualifications which are set out in full in the Report.

Introduction

We have been requested by James Hardie Industries NV (“James Hardie”) to provide our actuarial assessment of the asbestos-related disease liabilities of the Liable Entities as at 31 March 2005 on a central estimate basis. The central estimate liability represents the present value of our actuarial estimate of the expected future asbestos-related claims payments and associated costs (including legal and settlement costs) of these claims.

i

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

We note that this liability assessment does not include any explicit allowance or risk margin for the uncertainty surrounding the assessment made. This is discussed further under the “Uncertainty” heading below.

For the purpose of this report, “The Liable Entities” have been assumed to include the following entities:

•	Amaca Pty Ltd (formerly James Hardie & Coy);

•	Amaba Pty Ltd (formerly Jsekarb);

•	ABN60 Pty Ltd (formerly James Hardie Industries Ltd); and

•	Asbestos Mines Pty Ltd.

Liability Assessment

At 31 March 2005, our central estimate of the net liabilities of the Liable Entities is $1,684.9m (30 June 2004: $1,536.0m). This figure is discounted and is net of insurance recoveries.

Table E.1: Comparison of costs: June 2004 to March 2005

	March 2005			June 2004
	$m			$m
	Gross	Insurance	Net	Net
Total projected cashflows in current dollars (uninflated and undiscounted)	1,885.3	218.4	1,666.9	1,615.6
Future inflation allowance (base and superimposed inflation)	2,171.3	234.6	1,936.8	1,970.0
Total projected cash- flows with inflation allowance	4,056.6	453.0	3,603.7	3,585.6
Discounting allowance	(2,164.1)	(245.4)	(1,918.8)	(2,049.6)
Net present value liabilities	1,892.5	207.6	1,684.9	1,536.0

The Workers Compensation liabilities insured with Allianz are not included in either the gross or insurance figures. This does not impact our net liability assessment. However, it is noted that

14/05/2005	ii

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

the gross liability before insurance, and the insured liability offset, are “technically” understated by the amount of these particular insured liabilities.

We have made no allowance within this valuation report for any potential savings resulting from the NSW Government Review into the legal and administrative costs of dust diseases compensation claims. This is because the Bill to amend legislation and the regulations has only been recently introduced into the NSW Parliament and has yet to be passed.

We have not allowed for any internal claims administration costs or the operational expenses of the MRCF or the SPF in the liability assessment.

Insurance and other recoveries

In determining our net liability above, we have assumed that the current insurance contracts of the Liable Entities will continue to respond to gross claims we have projected as they fall due. Other than making a general credit risk allowance in valuing these recoveries, we have assumed they will otherwise be fully recovered. Similarly, we have assumed other third-party recoveries under by-claims and subrogation recoveries will be realised in full.

To the extent that one or more significant insurers fail in future, dispute payments to the Liable Entities and/or negotiate commutations of their obligations for less than our valuation allowance, then the net liabilities of the Liable Entities would increase accordingly. For example, from the table above, an event resulting in a loss of 10% of the anticipated insurance recoveries included in our valuation would increase the net liability by approximately $21 million.

Areas of potential exposure not included

As set out in section 1.5, there are certain areas of potential exposure for which we have not made explicit additional allowance. Such areas include, but are not restricted to, “third wave” claims and claims from overseas including the US. Such areas of claim have been allowed for within our valuation to the extent that they have existed within the past. Therefore, we have allowed for them within our valuation based on their experience to date. However, we have not made any allowance for any speculative development in such claims; for example a surge in third wave claims.

Similarly we have not made specific allowance for substantial changes in average claims amounts resulting from future changes in legislation or the emergence of new heads of damage. Nonetheless, our allowance for superimposed inflation is intended to include some implicit allowance for these.

iii

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

Comparison with 30 June 2004 Valuation

In the absence of any change to the claim projection assumptions from our 30 June 2004 valuation, but allowing for the change in the discount rate, we would have projected a central estimate liability of $1,629.4m as at 31 March 2005. Consequently, our revised assessment in this report represents an increase in the underlying projected liabilities of $55.5m.

The larger part of this increase in the underlying projected liabilities ($31m) is principally a consequence of:

•	An increase in the projected future numbers of claims which we have adopted based on the recent emerging experience;

•	A reduction in the proportion of claims which will settle for nil cost; and

•	A lower assumed overall average cost per claim based on recent trends which partly offsets the increased numbers of claims.

In addition, we have:

•	Included a specific additional provision for potential claims from Baryulgil in light of the recent visit by the DDB Lung Bus noting that to the extent such claims existed in past claims history they would already have had some allowance within our liability assessment; and

•	Made other minor changes to settlement patterns and to expected insurance and subrogation recoveries.

iv

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

Table E.2: Analysis of change: June 2004 to March 2005

	Change in Liability
	$m	Liability at March 2005

Expected liability at 31 March 2005 resulting from the June 2004 valuation		1,569.8

Change in discount rate	59.6

Expected liability adjusted for current discount rate		1,629.4

Impact of Change due to:

- Increased claim numbers	88.4

- Reduced nil settlement rate	35.8

- Reduced average claims costs	(93.4)

- Emerging experience on reported claims	15.8

- Increased “by-claim” recovery rate	(1.7)

- Faster settlement pattern	(9.1)

- Changes to claims experience assumptions	35.8

- Insurance recoveries (including bad debt)	7.2

- Increased Baryulgil allowance	12.5

Total development in liability at 31 March 2005	55.5

Liability at 31 March 2005		1,684.9

v

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

Emerging Experience

There was a significant increase in the rate of mesothelioma claim notifications in the 2004/05 financial year (running from 1 April 2004 to 31 March 2005). These have risen from 182 in the 2003/04 year to 250 in 2004/05. This increase has mainly arisen from Victoria and Queensland, with the latter being a result of a filing of 18 mesothelioma claims in February and March relating to statutory recoveries claimed by Workcover Queensland.

These 18 mesothelioma claims relate, in the majority, to plaintiff settlements made a number of years ago for which Workcover Queensland is only now seeking compensation. Our understanding is that the filing of these claims includes a substantial element of “catch-up”.

Asbestosis has shown a similar trend with claims notifications increasing from 97 in 2003/04 to 117 in 2004/05. This trend has arisen across most States.

It is unclear as to the extent to which the substantial increase in the number of mesothelioma and asbestosis claims notified is a new sustained trend or a short-term aberration owing to:

•	increased consumer awareness and association of James Hardie with asbestos, resulting from increasing publicity arising from the Special Commission of Inquiry which took place in 2004; and / or

•	simply statistical variation.

The trend in average costs on these additional claims is not yet clear. This adds to the uncertainty about the impact of this aberration in the longer term.

We have assumed that they are part of a new emerging trend and have accordingly strengthened our assumption of the future number of claim notifications.

Superimposed inflation and legal costs

The legal costs components and the allowance for superimposed inflation are key drivers of the ultimate claims costs. Table E.3 below identifies the components these represent of the net liability.

vi

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

Table E.3: Breakdown of components of liabilities

	Liability	Liability
	at June 2004	at March 2005
Claim costs (excl. all legal costs and superimposed inflation)	$896.4m	$995.5m
Superimposed inflation: claims costs	$230.1m	$253.7m
Total legal costs (plaintiff and defendant costs)	$409.5m	$435.7m
Total Liability	$1,536.0m	$1,684.9m

Based on the above figures, the liability for legal costs amounts to $436m.

This can be expressed as 29.9% of the gross cost of settlements by the Liable Entities to plaintiffs, being $436m / ($1,893m - $436m)

This can also be expressed as 34.9% of the net cost of settlements by the Liable Entities to plaintiffs, being $436m / ($1,685m - $436m)

Superimposed inflation contributes $254m to claim costs.

In aggregate, legal costs and superimposed inflation contribute $689m to the net cost to the Liable Entities, and this is 40.9% [= $689m / $1,685m] of the total costs and liabilities of the Liable Entities.

Uncertainty

Estimates of asbestos-related liabilities are subject to considerable uncertainty. This includes uncertainty due to:

•	The lack of confidence as to the extent and pattern of past asbestos exposures and therefore the number and pattern of the ultimate number of lives that may be affected by asbestos-related diseases.

•	The fact that the ultimate severity of the impact of the disease and the quantum of the claims that will be awarded will be subject to the outcome of events that have not yet occurred, including medical and epidemiological developments, jury decisions, court interpretations, legislative changes, public attitudes, potential third-wave exposures and social and economic conditions such as inflation.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

It should therefore be expected that the actual emergence of the liabilities will vary, perhaps materially, from any estimate. Thus, no assurance can be given that the actual liabilities of the Liable Entities will not ultimately exceed the estimates contained in this report and that any such variation will not be significant.

To this extent, we provide the following sensitivity tests of the actuarial assessment of the liabilities to changes in some key assumptions.

Figure: E.1 Sensitivity testing results – Impact around the central estimate (discounted) (in $m) at March 2005

* The superimposed inflation sensitivity tests are for 6% per annum for 5 years reducing to 2% per annum; and 2% per annum for 5 years reducing to –2% per annum

Whilst our combined sensitivity test of a number of factors (including superimposed inflation, average claim costs and numbers of claims) indicates a range around the central estimate of liabilities of -$600m to +$900m (equivalent to a range of liabilities of $1.1bn to $2.6bn), the actual cost of liabilities could fall outside that range depending on the out-turn of the actual experience.

On an undiscounted basis, the comparable figures for the range around our central estimate of $3.6bn are $2.0bn to $5.9bn.

The above chart may imply that the single most sensitive assumption is potentially the peak year of claims. This is related to the fact that the most substantial uncertainty is the ultimate number of claims that may eventuate against the Liable

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

Entities. Shifting the peak year by 5 years to 2015/2016 for mesothelioma would imply an increase in the future number of mesothelioma claims reported (both at a national level and to the Liable Entities) of around 50%.

Data, Reliances and Limitations

We have based our actuarial analysis and valuations on data and information provided by the MRCF and Amaca Claims Services (“ACS”). This included:

•	MRCF claims database at 31 March 2005 with individual claims listings;

•	MRCF accounting database at 31 March 2005 (which includes individual claims payment detail);

•	MRCF Monthly Management Information Reports; and

•	MRCF Home Renovator Report.

We have also considered the claims data listings at 18 October 2004 and 30 June 2003 which formed the basis of our previous valuation assessments.

While we have tested the consistency of the various data sets provided, as noted above we have not otherwise verified the data and have relied on the data provided as being reliable, complete and accurate in all material respects. Consequently, should there be material errors or incompleteness in the data, our assessment could be affected materially.

We have allowed for the benefits of the MRCF’s insurance arrangements based on our understanding of these. This has been based on a review of the insurance contract information submitted by various parties to the Special Commission of Inquiry and from recent information provided to us by Eakin McCaffrey Cox. We have assumed that these insurances will continue to respond to claims.

As noted in the main body of our report there are areas of potential asbestos-related liabilities that have not been included within our valuation. These principally related to events and exposures that, at this time, are unquantifiable and/or speculative in nature at this time, such as “third wave” claims, property or environmental remediation or unpredictable developments in judicial processes or avenues of claim. The implications of this limitation should be acknowledged in considering our valuation.

Executive Summary Not Report

Please note that this executive summary is intended as a brief overview of our report. To properly understand our analysis and the basis of our liability assessment requires examination of our report in full.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

CONTENTS

1. Scope and Purpose	1
1.1 Introduction	1
1.2 Purpose of this report	2
1.3 Scope of report	3
1.4 Professional standards and compliance	6
1.5 Areas of potential exposure not included	6
1.6 Data Reliance and limitations	7
1.7 Uncertainty	8
1.8 Distribution and use	8
1.9 Author of the Report	9
2. Exposure history of James Hardie’s former subsidiaries	10
2.1 Overview	10
2.2 Mining activities	10
2.3 Asbestos cement	12
2.4 Insulation products	12
2.5 Brake linings	13
3. Areas of Potential Exposure	14
3.1 Overview	14
3.2 Changes to the number of future claims	14
3.3 Changes to claims costs	17
3.4 Medical developments	21
4. Data	23
4.1 Data provided to KPMG Actuaries	23
4.2 Data limitations	23
4.3 Data verification	24
4.4 Data interpretation and analysis	27
5. Valuation Methodology and Approach	31
5.1 Previous valuation work and methodology changes	31
5.2 Overview of current methodology	31
5.3 Disease type and class subdivision	32
5.4 Numbers of future claims notifications	33
5.5 Numbers of claim settlements from future claim notifications	34
5.6 Average claim costs of IBNR claims	34
5.7 Pending claims	35
5.8 Insurance recoveries and bad debt provision	36
5.9 Cross-claims recoveries	36
5.10 Discounting cashflows	37
6. Economic Assumptions	38
6.1 Overview	38

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

6.2 Discount rates: Commonwealth bond zero coupon yields	38
6.3 Claims inflation	39
6.4 Superimposed inflation	42
6.5 Consistency of economic assumptions	42
7. Analysis of Claims Experience – Claim Numbers	44
7.1 Overview	44
7.2 Mesothelioma claims	45
7.3 Asbestosis claims	51
7.4 Lung cancer claims	53
7.5 ARPD & Other claims	54
7.6 Workers compensation and wharf claims	54
7.7 Exposure information	54
7.8 Peak year of claims and estimated future notifications	56
8. Analysis of Experience – Average Claims Costs	60
8.1 Overview	60
8.2 Mesothelioma claims	62
8.3 Asbestosis claims	67
8.4 Lung cancer claims	68
8.5 ARPD & Other claims	69
8.6 Workers compensation and wharf claims	70
8.7 Large claim size and incidence rates	71
8.8 Average defendant legal cost for non-nil and nil claim settlements	72
8.9 Superimposed inflation	73
8.10 Ageing of claimants	76
9. Analysis of Claims Experience - Nil Settlement Rates	78
9.1 Nil settlement rate	78
9.2 Mesothelioma claims	79
9.3 Asbestosis claims	81
9.4 Lung cancer claims	82
9.5 ARPD & Other claims	83
9.6 Workers compensation claims	84
9.7 Wharf claims	84
10. Other factors	85
10.1 Overview	85
10.2 Exposure information of Baryulgil	85
10.3 Experience to date	85
10.4 Methodology	86
10.5 Summary results	87
10.6 Uncertainty	87
11. Insurance Programme	89
11.1 Overview	89

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

11.2 Allowance for recoveries	90
11.3 Bad debt allowance	90
11.4 Expected recoveries	91
12. Valuation Results	93
12.1 Central estimate liability	93
12.2 Roll forward valuation from June 2004 assessment	94
12.3 Superimposed inflation and legal costs	97
12.4 Detailed analysis of the forthcoming three years cashflows	98
12.5 Cashflow projections	99
13. Uncertainty	100
13.1 Overview	100
13.2 Sensitivity testing	100
13.3 Results of sensitivity testing	101

TABLES

Table 4.1: Comparison of results from claims and accounting databases	26
Table 6.1: Zero coupon yield curve by duration at 31 March 2005 and 30 June 2004	38
Table 6.2: Annualised rates of CPI and AWOTE	40
Table 7.1: Number of claims reported annually	44
Table 7.2: Number of mesothelioma claims by State of claim filing	46
Table 7.3: Adjustments for impact of Workcover Queensland	48
Table 7.4: Number of asbestosis claims by State of claim filing	53
Table 7.5: Peak year of notifications	57
Table 7.6: Number of notifications –future claims and all years	58
Table 8.1: Average attritional non-nil claim award (inflated to current money terms)	61
Table 8.2: Contribution percentage for mesothelioma claims: 1994-2004	63
Table 8.3: Rate of inflation of attritional mesothelioma awards	75
Table 9.1: Nil settlement rates by class and disease type	78
Table 11.1: Insurance recoveries at 31 March 2005	91
Table 12.1: Comparison of costs: June 2004 to March 2005	93
Table 12.2: Analysis of change: June 2004 to March 2005	96
Table 12.3: Breakdown of components of liabilities	97
Table 12.4: Projected 3-year cashflow ($000)	98

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

FIGURES

Figure 2.1: Person years of exposure by year of exposure for Baryulgil mine workers: 1944 to 1979	11
Figure 6.1: Trends in CPI and AWOTE: 1970 - 2004	41
Figure 7.1: Monthly notifications of mesothelioma claims: 2000-2005	45
Figure 7.2: Mean latency of mesothelioma claims by State from average first exposure to date of notification	49
Figure 7.3: Mean latency of mesothelioma claims by State from average last exposure to date of notification	49
Figure 7.4: Monthly notifications of asbestosis claims: 2000-2005	52
Figure 7.5: Consumption and production indices – Australia 1930-1987	55
Figure 7.6: Exposure (person-years) of all James Hardie and MRCF claimants to date	56
Figure 7.7: Expected future notifications of claims by disease type	57
Figure 8.1: Average claim costs for public and product liability claims (current money terms)	62
Figure 8.2: Contribution of individual bands of claims to overall average attritional mesothelioma claim costs (current money terms)	64
Figure 8.3: Distribution of claims awards for attritional mesothelioma claims: 2000 - 2004 (current money terms)	65
Figure 8.4: Inflated average awards and number of non-nil claims settlements for mesothelioma claims: 1991 to 2004	66
Figure 8.5: Inflated average awards and number of non-nil claims settlements for asbestosis claims: 1991 to 2004	67
Figure 8.6: Inflated average awards and number of non-nil claims settlements for lung cancer claims: 1991 to 2004	68
Figure 8.7: Inflated average awards and number of non-nil claims settlements for ARPD & Other claims: 1991 to 2004	69
Figure 8.8: Inflated average awards and number of non-nil claims settlements for workers compensation claims: 1991 to 2004	70
Figure 8.9: Scatter plot of large claims by report year	72
Figure 8.10: Age profile of claimants: 1991/92 to 2004/05 by report year	77
Figure 9.1: Mesothelioma nil claims experience: 1991 to 2004	79
Figure 9.2: Asbestosis nil claims experience: 1991 to 2004	81
Figure 9.3: Lung cancer nil claims experience: 1991 to 2004	82
Figure 9.4: ARPD & Other nil claims experience: 1991 to 2004	83
Figure 9.5: Workers compensation nil claims experience: 1991 to 2004	84
Figure 12.1: Cashflow projections – March 2005 ($m)	99
Figure 13.1: Sensitivity testing results – Impact around the central estimate (discounted) (in $m) at March 2005	102
Figure 13.2: Sensitivity testing results – Impact around the central estimate (undiscounted) (in $m) at March 2005	103

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

APPENDICES

A. Credit rating default rates by duration	106
B. Summary results ($m)	107
C. Projected cashflow ($m)	108
D. Actuarial valuation assumptions	109
D.1 Ultimate number of claims notifications	109
D.2 Projected average James Hardie / MRCF share of claim award costs of non-nil settlements (including plaintiff legal costs where such costs are not separated from the award)	109
D.3 Large claims loading (for claims in excess of $1m in current money terms)	110
D.4 Nil claim settlement rate	110
D.5 By claim recovery rate	111
D.6 Margin in case estimates	111
D.7 Economic assumptions	111
E. Additional Information	112

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

1. SCOPE AND PURPOSE

Important Note: Basis of Report

This valuation report (“the Report”) has been prepared by KPMG Actuaries Pty Limited (A.B.N. 77 002 882 000) (“KPMG Actuaries”) for the sole use of the participants in negotiations between James Hardie Industries NV, the ACTU and the Asbestos Support Group in relation to the management, administration and settlement of asbestos-related claims as is intended to be considered under the Principal Deed. The Report is not intended to be used for any other purpose and may not be suitable, and should not be used, for any other purpose. Opinions and estimates contained in the Report constitute our judgement as of the date of the Report and are subject to change without notice.

The Report does not address or quantify the savings potentially achievable as a result of the NSW Government Review into legal and administrative costs of dust diseases compensation claims.

In preparing the Report, KPMG Actuaries has relied on information supplied to it from various sources and has assumed that that information is accurate and complete in all material respects. KPMG Actuaries has not independently verified the accuracy or completeness of the data and information used for this Report.

Except insofar as liability under statute cannot be excluded, KPMG Actuaries, its directors, employees and agents will not be held liable for any loss or damage of any kind arising as a consequence of any use of the Report or purported reliance on the Report including any errors in, or omissions from, the valuation models.

The Report must be read in its entirety. Individual sections of the Report, including the Executive Summary, could be misleading if considered in isolation from each other. In particular, the opinions expressed in the Report are based on a number of assumptions and qualifications which are set out in full in the Report.

1.1	Introduction

In February 2001, the Medical Research & Compensation Foundation (“MRCF”) was established as a charitable trust to meet the asbestos-related liabilities of two former subsidiaries of James Hardie Industries NV (“James Hardie”), namely Amaca Pty Ltd (formerly James Hardie & Coy) and Amaba Pty Ltd (formerly Jsekarb). We refer to these collectively as “the MRCF” even though this may not be strictly correct in some cases.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

In February 2004, the NSW Government established the Special Commission of Inquiry into the Establishment of the MRCF. In September 2004, one of the findings of the Inquiry was that the MRCF was under-funded insofar as it would not have sufficient assets to meet its expected future obligations.

During the Special Commission of Inquiry, James Hardie made an offer to fund the liabilities subject to certain conditions and shareholder approval. Subsequent to the Special Commission of Inquiry’s findings, negotiations began to establish the basis on which the funding may take place.

A “Heads of Agreement” was signed on 21 December 2004 between James Hardie, the ACTU, Mr Bernie Banton, Unions NSW and the NSW Government. This was a “non-binding” agreement which set out the principles upon which a legally binding agreement, the “Principal Deed”, would be based.

KPMG Actuaries Pty Ltd (“KPMG Actuaries”) was retained during the Special Commission of Inquiry by James Hardie and Allens Arthur Robinson to provide an assessment of the asbestos-related liabilities of the MRCF at 30 June 2003.

Within the valuation as at 30 June 2003, KPMG Actuaries estimated the discounted value of the quantifiable liabilities of the MRCF on a “central estimate” basis as $1,573.4m (equivalent to an undiscounted estimate of $3,403.1m), based on the then current economic and legal environment, net of insurance recoveries and after allowance for legal costs.

KPMG Actuaries were retained by James Hardie during the negotiations of the Heads of Agreement to provide an updated assessment of the liabilities as at 30 June 2004. This was set out in our report dated 21 November 2004, based on data to 18 October 2004.

Within that valuation, KPMG Actuaries estimated the discounted value of the quantifiable liabilities of the MRCF and ABN60 Pty Ltd on a “central estimate” basis as $1,536.0m (equivalent to an undiscounted estimate of $3,585.6m) as at 30 June 2004.

1.2	Purpose of this report

Both the Heads of Agreement and the proposed Principal Deed envisage the completion of an Annual Actuarial Report evaluating the potential asbestos-related liabilities of the Liable Entities of the James Hardie Group of companies.

For this purpose, the Liable Entities have been assumed to include the following entities:

•	Amaca Pty Ltd (formerly James Hardie & Coy);

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

•	Amaba Pty Ltd (formerly Jsekarb);

•	ABN60 Pty Ltd (formerly James Hardie Industries Ltd); and

•	Asbestos Mines Pty Ltd.

KPMG Actuaries has been retained by James Hardie to provide the first annual actuarial report in relation to the management, administration and settlement of asbestos related claims. The prior written consent of KPMG Actuaries is required for any other use of this report or the information contained in it.

Our valuation is intended to be effective as at 31 March 2005 and has been based on the most recent emerging information to 31 March 2005.

The Medical Research and Compensation Foundation, Amaca Pty Limited and Amaba Pty Limited are not responsible for, and did not request, the preparation of this report.

Nonetheless, the MRCF have requested to see, and will be provided with, a copy of this report.

We thank the MRCF for the provision of their data, the availability of their staff and for their general assistance and co-operation.

1.3	Scope of report

We have been requested by James Hardie to provide an actuarial assessment of the estimated asbestos-related disease liabilities of the Liable Entities as at 31 March 2005 on a central estimate basis. This involves an estimate of the expected present value of the future claims and associated costs.

It is of note that our liability assessment:

•	Relates to the MRCF and its entities Amaca and Amaba.

•	Considers the potential liability in relation to ABN60.

•	Considers the potential liability in relation to Asbestos Mines Pty Ltd arising from the Baryulgil mine.

•	Relates only to the future liability outworkings of liabilities of a type and character incurred by the Liable Entities to date. Our report covers those issues as envisaged under the proposed Principal Deed.

•	Relates to a continuation of the existing legal environment.

•	Makes no additional allowance within this liability valuation for the inherent uncertainty of the liability assessment. That is, no additional

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

provision has been included in excess of the central estimate of the potential liabilities.

•	Assumes that the insurance programme will continue to respond to claims as and when they fall due and that no future disputes arise.

•	Makes no allowance, at this time, for the potential savings arising from the NSW Government Review into the Legal and Administrative Costs of Dust Diseases Compensation as released on 8 March 2005 or the Draft Regulations released on 12 April 2005.

This report is an update and extension of the valuation performed by KPMG Actuaries dated 21 November 2004 and effective as at 30 June 2004 based on data to 18 October 2004.

Readers of this report may refer to the previous report which is available at www.ir.jameshardie.com.au and www.asx.com.au, or to the report filed by Richard Wilkinson to the Special Commission of Inquiry and dated 7 June 2004 which is also available at www.ir.jameshardie.com.au.

1.3.1	Workers Compensation

The scope of our valuation excludes the insured component of James Hardie’s employees’ Workers Compensation liabilities in relation to asbestos-related disease claims.

It should be noted that employees of James Hardie are directly insured with Allianz Australia Limited (“Allianz”). Liability to James Hardie or the MRCF only arises insofar as the insurance indemnity limits do not cover the liability attaching to the claim.

We have made allowance within our liability assessment for that component of the workers compensation claims by James Hardie’s employees which is not covered by Allianz. However, the data available from the MRCF does not include sufficient details for us to make an assessment of the insured component of these liabilities.

This does not impact our net liability assessment as set out in this report. However, it is noted that the gross liability before insurance, and the insured liability offset, are “technically” understated by the amount of these particular insured liabilities.

1.3.2	ABN60 Liability

Overall our current assessment is that the asbestos-related disease liabilities of ABN60 are not material. We have formed this view based on the following considerations.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

There have been 96 claims filed against ABN60 or James Hardie Industries Limited, of which 2 were filed in 2001, 1 filed in 2002 and 2 filed in 2004.

We note that the claims against ABN60 have been in relation to:

•	Claims by former employees of JHIL employed prior to 1937 (9);

•	New Zealand claims (13);

•	Cross-claims by Pacific Power (37);

•	Claims from Baryulgil (9); and

•	Other cross-claims (28)

We understand many of these claims (particularly from New Zealand, Pacific Power and Baryulgil) have not been successful against ABN60 and that the level of cost arising from these claims has been relatively insubstantial. In terms of employee claims the latest date of exposure should be 1937.

We have modelled ABN60’s liability as part of the Liable Entities, and have grouped ABN60 with Amaca and Amaba.

Given the above, the remaining claims liability would seem unlikely to be material within the overall scope of the liability determination of this report.

Nonetheless, we note press reports in November 2004 regarding CSR investigating the possibility of joining ABN60 on the grounds of owing a duty of care and the issuance of a subpoena for information.

We have not attempted to quantify the potential impact of this as it is still subject to legal consideration, and in any event, it is not obvious the extent to which ABN60 could be joined and what share of any costs ABN60 would take, or from whom that share would be taken.

1.3.3 Asbestos Mines Pty Ltd and Baryulgil

In light of the recent visit by the DDB Lung Bus to Baryulgil, we have reviewed separately the exposure arising from Baryulgil mine. We have made separate and explicit allowance for the potential future claims arising from Baryulgil mine and the non-workforce population of Baryulgil.

Employees of James Hardie at the mine are directly insured with Allianz. Any liability to James Hardie or the MRCF from employees’ claims only arises insofar as the insurance indemnity limits do not cover the liability attaching to the claim.

1.3.4 Risk Margins

It has been common practice for insurance companies, and in some cases non-insurance companies, to hold a provision at a level above the central

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

estimate basis to reflect the uncertainty attaching to the liability assessment and to place a value on that uncertainty.

A risk margin is an additional amount held, above the central estimate, which is held so as to increase the likelihood of adequacy of the provisions to meet the ultimate cost of settlement of those liabilities.

We have not provided an assessment of any risk margins to supplement the central estimate of the liabilities.

We have, however, provided sensitivity tests upon the central estimate of the liabilities based upon a range of different scenarios. This has been addressed in Section 13.

We note the Heads of Agreement and the proposed Principal Deed envisage the ongoing financing of the Fund to be based on the central estimate of the liabilities and that they envisage the Annual Actuarial report to be for the purposes of providing a discounted central estimate valuation.

1.3.5	NSW Government Review

We have not as yet made allowance for the potential savings we estimate to be achievable from the NSW Government review. This is because the Bill to amend legislation and the regulations has only been recently introduced into the NSW Parliament and has yet to be passed.

We have been requested to separately estimate the financial impact of the NSW Government Review, consistent with our valuation estimate of the liabilities within this report, when the exact form of the legislation has been agreed upon.

1.4	Professional standards and compliance

This report details a valuation of the outstanding claims liabilities of an entity which holds liabilities with similar features to general insurance liabilities as a self-insured entity, and which has purchased related insurance protection.

This report complies with Professional Standard 300 of the Institute of Actuaries of Australia (“PS300”), “Actuarial Reports and Advice on General Insurance Technical Liabilities”. The effective date of the current version of PS300 is April 2002.

1.5	Areas of potential exposure not included

As identified in Section 1.3, there are other potential sources of claims exposure beyond those directly considered within this report. However, while many of them are possible they are by no means certain and in a number of cases they are unquantifiable even if they have the potential to generate

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

claims. This is especially the case for those sources of claim where there has been no evidence of claims to date.

Areas of potential claims exposure we have not explicitly allowed for in our valuation include:

•	US exposures;

•	Further development in relation to NZ exposures and the rights of claims from NZ claimants in Australian courts;

•	Future significant individual landmark and precedent-setting judicial decisions;

•	Significant medical advancements;

•	Property or site remediation costs;

•	Unimpaired claims, i.e. claims for fear, stress or psychological illness;

•	A proliferation of “third-wave” claims, i.e. claims arising as a result of indirect exposure such as home renovation, washing clothes of family members working with asbestos, or from workers involved in removal of asbestos or demolition of buildings containing asbestos;

•	Potential statutory claw-back from the Dust Diseases Board or other Workers Compensation schemes;

•	Changes in legislation, especially those relating to tort reform for asbestos sufferers;

•	Introduction of new, or elimination of existing, heads of damage;

•	Changes in the basis of apportionment of awards for asbestos-related diseases for claimants who have smoked;

•	Any changes to GST or other taxes; and

•	Future bankruptcies of other asbestos claim defendants (i.e. other liable manufacturers or distributors).

Nonetheless, some implicit allowance is arguably made in respect of some of these items in the allowance for superimposed inflation included in our liability assessment and to the extent that some of these have emerged in past claims experience.

We discuss these matters further in Section 3.

1.6	Data Reliance and limitations

KPMG Actuaries has relied upon the reliability, accuracy and completeness of the data with which it has been provided. KPMG Actuaries has not verified

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

the reliability, accuracy or completeness of the data, although we have undertaken certain steps to ensure its consistency with data previously received. However, KPMG Actuaries has placed reliance on the data previously received, and currently provided, as being reliable, accurate and complete in all material respects.

Limitations in relation to the scope, resulting from those areas of potential exposure which we have not included within our valuation, also exist. However, these are limitations which we have imposed upon the valuation given the unquantifiable nature of a number of these events. The approach we have taken is consistent with current standard Australian and International actuarial practice in this regard.

Our assessment of the asbestos claims liabilities of the Liable Entities does not have regard to the way in which the liabilities may be funded by James Hardie. Depending on how the liabilities are funded or financed, including the earnings experience of any assets held to back the liabilities, the ultimate cost of meeting the liabilities may vary significantly from the liability amounts shown in this report.

1.7	Uncertainty

It must be understood that estimates of asbestos-related liabilities are subject to considerable uncertainty, due to the fact that the ultimate disposition of claims incurred prior to the valuation date, whether reported or not, is subject to the outcome of events that have not yet occurred. Examples of these events include jury decisions, court interpretations, legislative changes, epidemiological developments, medical advancements, public attitudes, potential third-wave exposures and social and economic conditions such as inflation.

It should therefore be expected that the actual emergence of the liabilities will vary, perhaps materially, from any estimate. Thus, no assurance can be given that the companies’ actual liabilities will not ultimately exceed the estimates contained herein and that any such variation will not be significant.

Nonetheless, we provide our best estimates based on our current expectations of future such events.

1.8	Distribution and use

The purpose of this report is as stated in Sections 1.2 and 1.3. This report should not be used for any purpose other than those specified.

This report is provided to the Board of James Hardie. We also understand this report may be provided to other professional advisers to James Hardie, including Caliburn Partnership, Allens Arthur Robinson and Atanaskovic

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

Hartnell; and to PricewaterhouseCoopers in their capacity as auditors to James Hardie.

KPMG Actuaries notes that this report may also be provided to the other parties to the negotiations, being the ACTU, Mr Bernie Banton, Unions NSW, Lazard, Gilbert & Tobin and the NSW Government representatives.

KPMG Actuaries provide our consent for this report to be made available to all the above-mentioned parties.

To the extent permitted by law, KPMG Actuaries will not be responsible to third parties for the consequences of any actions they take based upon the opinions expressed within this report, including any use of or purported reliance upon this report not contemplated in sections 1.2 and 1.3.

Where distribution of this report is permitted by KPMG Actuaries, the report should only be distributed in its entirety and judgements about the conclusions and comments drawn from this report should only be made after considering the report in its entirety and with necessary consultation with KPMG Actuaries.

1.9	Author of the Report

This report is signed by Richard Wilkinson, General Insurance Practice Leader of KPMG Actuaries, a Fellow of the Institute of Actuaries (London) and a Fellow of the Institute of Actuaries of Australia.

This report is co-signed by Greg Martin, Managing Director of KPMG Actuaries and a Fellow of the Institute of Actuaries of Australia, in his capacity as Peer Reviewer.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

2. EXPOSURE HISTORY OF JAMES HARDIE’S FORMER SUBSIDIARIES1

2.1	Overview

In 1916, James Hardie opened its first asbestos factory at Camellia in Sydney. Between 1916 and 1987, James Hardie and its subsidiaries produced and developed a variety of products including:

•	Asbestos cement pipes;

•	Asbestos cement sheeting and building products;

•	Lagging and other insulation products; and

•	Brake linings and other friction products.

2.2	Mining activities[2]

Asbestos Mines Pty Limited owned and operated a small chrysotile (white asbestos) mine at Baryulgil NSW.

We understand the history of the Baryulgil mine to be briefly as follows:

1940	Wunderlich Ltd begins developing the asbestos deposits.
1944	Wunderlich Ltd and James Hardie & Coy (now Amaca Pty Ltd) commence a joint venture to operate the mine at Baryulgil in the name of Asbestos Mines Pty Ltd.
1953	James Hardie & Coy purchases the remaining 50% interest in Asbestos Mines Pty Ltd from Wunderlich Ltd.
1954	Ownership of Asbestos Mines Pty Ltd is transferred to James Hardie Asbestos Ltd (subsequently renamed James Hardie Industries Ltd)
1976	Asbestos Mines Pty Ltd (later Marlew Mining Pty Ltd) is sold by James Hardie Asbestos Ltd to Woodsreef Mines Ltd, which continued to operate the mine.
1979	Woodsreef ceased mining operations at Baryulgil.

[1]	This section is substantially based on a paper submitted to the Special Commission of Inquiry and was included as the Special Commission of Inquiry Appendix J, Paper entitled “James Hardie and Asbestos” (15 January 2001) prepared by Mr Wayne Attrill

[2]	This section is substantially based on the press release from James Hardie dated 24 March 2005 and on workforce statistics and information we were provided with.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

It has been stated that the Baryulgil mine workforce was never more than approximately 40 people at any one time and that through the early 1940s to the closure of the mine in 1979 the employees included approximately 350 people in aggregate.

The chart below shows the number of person years of exposure for workers in each year based on the data provided and agreed upon during the Parliamentary Inquiry in 1984.

Figure 2.1: Person years of exposure by year of exposure for Baryulgil mine workers: 1944 to 1979

It can be seen that there appears to be a spike in 1955. We believe this is due to some prior data in relation to the workers’ period of employment not being available and a dummy value of 1955 being adopted in the database of workers submitted to the Parliamentary Inquiry.

What this means is that the number of workers in 1955 is over-stated and those in prior years is likely to be under-stated slightly.

The chart shows that there were up to 40 people working in the mine each year, and an overall average of 20-25 people, which is consistent with the commentary provided by James Hardie. The database also shows that there were about 350 workers who ever worked at the mine. This implies that over the 35 year period, the average length of service was about 2 years per

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

individual. However, we note that there are some workers who worked at the mine for only a matter of weeks.

2.3	Asbestos cement

Production of asbestos cement based products was James Hardie & Coy’s primary business. The products it produced came in the form of building products and asbestos cement pipes.

Production of asbestos cement pipes began in 1926 but the use of asbestos cement pressure pipes for water and sewerage use did not become widespread until autoclaving of pipes was introduced in the early 1950s.

Prior to the mid-1980s, James Hardie & Coy manufactured flat and corrugated asbestos cement sheets for internal and external wall cladding in buildings and for roofs, and asbestos cement water and sewer pipes.

The major fibre used in the manufacture of asbestos cement products was chrysotile.

Amosite (brown asbestos) was not used in James Hardie & Coy products until the 1950s, and small quantities of amosite continued to be used in asbestos cement products until about 1980.

James Hardie & Coy also used crocidolite (blue asbestos) in pressure pipes and building products that were not able to be seen in detail, such as roofing products from the mid-1950s until about 1968. The crocidolite was sourced from the CSR mine at Wittenoom.

Asbestos content of pipes was approximately 15% of which about 12% was chrysotile and the remainder amosite. During the period 1956–1968, crocidolite was also used (about 2%).

The asbestos content of James Hardie & Coy’s asbestos cement sheet ranged from 8% to 15%, and was predominantly chrysotile with small amounts of amosite and crocidolite, with crocidolite only used up to 1968.

2.4	Insulation products

Asbestos containing insulation products were first manufactured by James Hardie & Coy in the 1930s, and by the 1950s James Hardie & Coy had established itself in the market with a product called 85% Magnesia.

In 1964 James Hardie & Coy formed a joint venture with CSR and Bradford Insulation known as Hardie-BI Company to make and market insulation products.

Major products produced were 85% Magnesia and K-Lite. Both products contained about 15% amosite. The partnership was dissolved in 1974 and

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

James Hardie & Coy ceased production of asbestos thermal insulation products at that time.

2.5	Brake linings

James Hardie & Coy had initially entered the brakes and friction products market in the early 1930s and had a well-established business by 1950 under the brand name “Five Star”.

In 1963 James Hardie & Coy entered into the Hardie-Ferodo joint venture with Ferodo of the UK. Hardie-Ferodo carried out considerable product development work, particularly with regard to railway rolling stock brakes. The partnership dissolved in 1978 and the business was renamed Better Brakes (and later became known as Jsekarb).

Jsekarb manufactured brake linings for motor vehicles, railway wagons and locomotives, and ceased using asbestos in their manufacturing process in 1987.

The only asbestos used in friction products was chrysotile.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

3.	AREAS OF POTENTIAL EXPOSURE

3.1	Overview

In Section 1.5, we identified some sources of exposure and uncertainty that may not explicitly, or implicitly, be factored into our valuation. The impact of the emergence of these might be to increase, or decrease, the future number of claims or the overall costs in relation to the liabilities of the Liable Entities.

3.2	Changes to the number of future claims

3.2.1	Overseas exposures

Currently the vast majority of claims against James Hardie or the MRCF have emanated from Australia.

US claims

To date, there have been 23 claims arising from the US. The MRCF data appears to have increased by one claim since our previous report. However, the additional claim does not have a claim report date so when it was actually reported is unclear.

The most recent claim reported date known was on 5 November 2001, almost 3.5 years ago and this has recently been closed with no liability or costs attaching.

These 23 claims include 11 mesothelioma claims and 4 each of asbestosis, lung cancer and ARPD & Other.

Of these, 20 claims have a settlement date shown on the MRCF’s system and only 2 have resulted in costs being borne by James Hardie or the MRCF – one resulted in legal costs being accrued in order to demonstrate (successfully) no liability to any of the James Hardie group of companies. The other claim has been settled although the settlement amount is subject to confidentiality.

Investigations into the remaining 3 claims by staff of ACS and the MRCF indicate these claims, including the claim without a report date, have been closed and no further activity is anticipated on them.

We understand that the vast majority of the claims brought in the US have been speculative claims against James Hardie’s US business and which have joined a number of James Hardie entities as parties to the claim. In all but one case liability has ultimately been denied.

Our approach has been to not allow for any material potential claims emanating from the US. However, this is not to suggest there is no possibility

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

of such claims arising or that liability might not be attributed to a James Hardie entity in some cases in the future.

In the absence of any substantial numbers of valid claims against James Hardie to date and the absence of any claims having been reported in the last three years any liability against James Hardie is currently perceived to be immaterial and in any event estimation of the potential exposure, or determination of a central estimate of liabilities, would be an impractical task.

New Zealand claims

There have been 48 claims reported to date which have either resulted from exposure in New Zealand, which have either been heard in New Zealand courts or which have been filed against James Hardie’s New Zealand operations.

One claim was filed in 2004/05. There remain 6 claims open with almost $3m of case estimates (including legal costs) – one of these claims is for $1.5m.

We note that New Zealand claimants have, in a number of cases, attempted to bring their claims into Australia, and especially the NSW Dust Diseases Tribunal, in order to seek common law damages. We note these have had little success to date and it should also be noted that the number of New Zealand claims filed to date is quite small.

New Zealand claims have been modelled in aggregate with the Australian claims and exposures.

Indonesia and Malaysia claims

We understand that James Hardie was a joint venture investor in companies which manufactured products containing asbestos in Malaysia from 1966 and Indonesia from 1969 and that it divested its investments in Indonesia in 1985 and in Malaysia shortly thereafter.

We have reviewed the database to identify any claims from this source. The database does not reveal any claims from this source at this time for mesothelioma or any other asbestos-related diseases.

The absence of mesothelioma claims would not be unexpected given that exposure did not begin until 38 years ago and given the long latency period of mesothelioma.

However, the absence of other asbestos-related diseases with much shorter latency periods is more unusual.

Our approach has been to not allow for any material potential claims emanating from Indonesia and Malaysia. However, again this is not to

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

suggest there is no possibility of such claims arising or that liability might not be attributed to a James Hardie entity in some cases in the future.

In the absence of any claims against James Hardie to date any liability against James Hardie is currently perceived to be immaterial and in any event estimation of the potential exposure, or determination of a central estimate of liabilities, would be an impractical task.

3.2.2	Third-wave claims

We have made some implicit allowance for the so-called “third-wave” claims. These are claims arising from home renovations or to builders involved in such renovations. Such claims are allowed for within the projections to the extent to which they have arisen in the past and to the extent our exposure model factors in such tertiary exposures in its extrapolation.

Nonetheless, we have not allowed for a surge in such claims in the future arising from renovations, but conversely we have not allowed for a tempering of those third-wave claims included within our projection as a result of improved education of individuals of the risks of such home renovations, or of any local Councils or State Governments passing laws in this regard.

3.2.3	Property or site remediation claims from product liability exposures

We have not allowed for any costs associated with property or site remediation.

The exposures from this source are as yet unknown and there has so far been an absence of claims emerging from this source. As such, the potential liabilities that may arise from this source are unquantifiable at this time.

3.2.4	Unimpaired claims

We have not allowed for the admissibility of “unimpaired claims” within the Australian Court system, or for the admissibility of stress, psychological or fear claims. We recognise the current case of Thompson vs. CSR (NSWDDT 7/2003) where the estate of Mr Thompson made a retrospective claim for fear of contracting mesothelioma 14 years before onset. In this case, Judge O’Meally ruled that the fear was not compensable. This view was upheld by the NSW Court of Appeal ((2003) 59 NSWLR 77) and on another issue special leave was granted by the High Court on 16 December 2004.

We note the case in Western Australia in October 2004 concerning Arturo Della Maddalena, a past employee of CSR at Wittenoom mine.

Mr Della Maddalena worked at Wittenoom, owned by CSR, from 1961 until it closed in 1966. During this period he was exposed to blue asbestos dust.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

An investigation of 42 of Mr Della Maddalena’s former workmates found 39 of them had died from asbestos-related disease.

Mr Maddalena has successfully appealed for a claim for psychiatric illness resulting from his exposure, although he has not shown signs of having contracted a disease at present. It is understood that this is the first such case of an award for such illness without manifestation of the disease. However, this claim is not “unimpaired” given the nature of Mr Maddalena’s psychiatric illness.

The WA District Court has yet to determine the level of compensation, although we note that reference to a settlement of “hundreds of thousands of dollars” are being sought for 13 years of pain and suffering and medical expenses.

We have not seen or heard of similar such cases being brought since the Maddalena case, although we note a statement by Robert Vojakovic, President of the Asbestos Diseases Foundation of Australia, at the time of the Maddalena case that he was aware of another 10 claimants ready to take similar court actions.

In many cases, any such claims will likely represent a bringing forward of some future eventual claims, rather than outright additional claims.

We have assumed that stress or fear from potential exposure, which is not accompanied by a disease, will not result in material additional claims for compensation.

3.3	Changes to claims costs

3.3.1	Legal environment

We have not explicitly allowed for significant new legal cases arising in the future. We have also not explicitly allowed for the emergence of new heads of damage or the significant extension of current heads of damage, or for any overturn or restriction of heads of damage.

However, allowance for these is, in part, implicit within the rate of superimposed inflation.

3.3.2	Potential future reforms

Our valuation assumes a continuation of the legal system (administratively and operationally) that is currently in place.

We note the NSW Government Review into the legal and administrative costs of Dust Diseases compensation claims which announced its findings on 8 March 2005.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

The NSW Government released draft legislation in relation to the new claims resolution process on 12 April 2005 for general consultation, with a closing date for submissions of 26 April 2005. The Bill (“Dust Diseases Tribunal Amendment (Claims Resolution) Bill 2005”) was introduced into Parliament on 5 May 2005 and has yet to be passed.

Within this report, therefore, no allowance has yet been made for the potential cost savings arising from the NSW Government Review.

3.3.3	Dust Diseases Board Reimbursement

We have not made any explicit additional allowance for the potential for the NSW Dust Disease Board (“DDB”) or any other Workers Compensation scheme in other jurisdictions, to recover costs from Common Law defendants.

In respect of the NSW Dust Diseases Board, this is permissible under Section 8E (Reimbursement Provisions) of the Dust Diseases Act 1942.

It is our understanding that there is some evidence of this to date, and that such occurrences may be on the increase. If such “claw-back” mechanisms are increasingly used in future by the DDB and other State Workers Compensation schemes, it could result in increased costs being incurred by the Liable Entities.

We have allowed for this component of cost implicitly within our liability assessment as the claims awards made in recent periods and in recent settlements contain some allowance for DDB reimbursement where applicable.

We have also allowed for a slight increasing use of these components by way of the average costs which we have selected within our liability assessment.

Furthermore, currently reported open claims have explicit allowance within their case estimates for the costs of DDB reimbursement where relevant and applicable. We have included these components of costs within our liability assessment of such open claims.

3.3.4	Smoking-related diseases

There have been some notable cases involving the emergence of lung cancers from people with asbestos exposure but who have also smoked cigarettes.

There are two prevailing views:

•	That asbestosis is a necessary precursor to lung cancer (“the necessary precursor hypothesis” as put forward by Hans Weill amongst others).

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

•	That providing there has been exposure to asbestos sufficient to cause asbestosis it is reasonable to attribute a causal contribution to the asbestos exposure (“the fibre burden hypothesis”).

It is generally accepted that the risk of developing cancer after asbestos exposure is increased in the case of a smoker (see papers by Sir Richard Doll in 1985 amongst others).

In McDonald v. State Rail Authority (1998) (16 NSWCCR 695), the judgement made by Judge O’Meally was that “carcinoma of the lung may be attributed to asbestos exposure in the absence of asbestosis where the exposure was sufficient to have caused asbestosis.”

In this case, Judge O’Meally further opined that a carcinoma would be attributed to asbestos exposure when the exposure was sufficient to cause asbestosis, and the Helsinki Criteria set this at 25 fibre/mL-year.

However, Judge O’Meally ruled for the defendants in relation to compensation owing to the absence of evidence that the 25 fibre/mL-year threshold had been exceeded.

In Judd v. Amaca (2002) (NSWDDT 25, Case Number 341), there were further challenges by the defendants to the McDonald decisions as to the incidence of lung cancer being related to asbestos exposure even in the absence of asbestosis. They did not succeed in that regard.

What minimum exposure is sufficient to cause asbestosis is not an issue that was decided. It will therefore be necessary for future plaintiffs to prove at hearings what exposure is capable of causing asbestosis

We have continued to assume that the precedents set in Judd and McDonald will continue and also that thresholds required to attribute lung cancer to asbestos exposure will be maintained. In these circumstances we have assumed continuation of the current level of awards for lung cancer claims.

3.3.5	Future bankruptcies

As bankruptcies amongst defendants occur, there is a concentration of the costs of claims amongst a decreasing pool of defendants. This would be expected to lead to an increase in the proportion of a claim borne by each of the remaining solvent defendants.

Within our central estimate assessment, we have not allowed for the future failure of any of the substantial asbestos defendants, insurers or governments who bear a share of the asbestos-related liabilities of Australia.

Allowance could be made for such bankruptcies by way of using general credit risk methods, or by reduction in the discount rate, but such allowance

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

would require a full model of the liabilities of Australia by entity and would also be inconsistent with the assessment being provided on a central estimate basis.

Such allowance would be too speculative both in identifying who might fail, and when such a failure might arise; and would also depend on which companies are co-joined with the bankrupt defendant and the nature of the claims, as to whether they are “divisible” or “indivisible”.

3.3.6	Schultz / Forum Shopping

On 7 December 2004, the High Court of Australia passed down its findings in relation to the matter of BHP vs. Schultz.

Mr Schultz, who worked and resided in South Australia, had worked at BHP’s Whyalla shipyard from 1957 to 1964 and 1968 to 1977. He now suffers from asbestosis and ARPD.

In 2002 he commenced proceedings in the NSW DDT against BHP in relation to his asbestosis and pleural disease.

BHP unsuccessfully applied to the Supreme Court to move the matter from the DDT into the Supreme Court under the Cross-Vesting Act and to then transfer it into South Australia Supreme Court under Section 5 of the Act.

Under section 5 of the Cross-Vesting Act, the court in which proceedings are to be determined is dictated by the interests of justice. BHP’s application was refused and they thereafter appealed to the High Court.

The High Court unanimously allowed the appeal. It held that the emphasis given to Mr Schultz’s choice of State in which the claim was to be heard involved error in the application of section 5 of the Cross-Vesting Act. They ruled that Mr Schultz’s case should be removed from the DDT into the Supreme Court and then transferred to the South Australia Supreme Court as the appropriate State in which the claim should be heard.

As such, the law of South Australia was deemed to be the substantive law which would govern Mr Schultz’s claim.

One consequence of the Schultz case is that it is now expected that a number of cases which would currently be heard in the NSW DDT are likely in future to be heard in other jurisdictions.

We would expect that the number of cases in other States would therefore show a disproportionate rise in future years and the occurrence of NSW as the prevalent Court in which cases are heard would diminish somewhat. We would not expect the Schultz case to give rise to more, or fewer, claims in itself but rather change the profile of the Courts in which claims are heard and

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

might potentially result in slight cost savings as, on average, settlement costs in NSW appear to be slightly higher than in other States.

3.4	Medical developments

It should also be noted that in respect of some of these items, i.e. legal and medical developments, there is both an upside and downside potential in respect of claims costs, and in such cases we have taken what we believe to be a central estimate.

For example, there may be drugs developed which increase cost and extend life without curing mesothelioma: this might increase overall costs. On the other hand, a total cure for mesothelioma would be more likely to reduce overall costs.

Alimta treats mesothelioma and it was approved for use in Australia by the Therapeutic Drugs Administration on 7 July 2004. The drug has been increasingly mentioned over the last couple of years and its cost is unlikely to be transparent in any current statistics. It costs approximately $25,000 (about $6,250 per cycle) and is given to patients within a six week course of other chemotherapy.

Although, it does not cure mesothelioma, it can reduce pain and symptoms and according to results produced by the producers of Alimta, it can extend life by approximately 3 months.

Coramsine is currently in development by Solbec Pharmaceuticals in Western Australia. It is in the very early stages of testing for use in the treatment of mesothelioma, although we note that it is currently in a more developed stage of testing for other cancers. The research currently indicates that the treatment can cure or reduce the levels of mesothelioma in mice. The drug still requires significant research as of the four mice treated for mesothelioma in the tests only one actually survived and was cured of mesothelioma. Of the other three, one was cured but later died due to a Coramsine overdose. The other two died of mesothelioma but with a significantly increased survival time.

We have not, at this valuation, allowed for the potential impact of any new blood tests or other diagnostic tests. An example is the announcement on 18 April 2005 of a blood test (SMRP serum) for potential early diagnosis of mesothelioma devised by Professor Bruce Robinson.

Such tests have the potential to result in a change in the pattern of reporting of future claims by accelerating diagnosis of these claims. Furthermore depending on how the courts would treat claims settlement in relation to these

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

earlier diagnoses, it could also be associated with a change in the profile of claims payments.

As Professor Robinson notes “evidence to date in our own and one other study suggest that serum SMRP measurements may have a useful the role in the diagnosis of mesothelioma and in monitoring disease progression.

The role of SMRP in the early diagnosis of mesothelioma is yet to be proved and is currently the subject of several big studies. It is therefore not recommended for use in widespread screening of asbestos-exposed populations or in concerned individuals at this stage.”

At this stage there is no evidence of the success of SMRP and that there is limited information on the extent to which acceleration of diagnosis might take place. Furthermore, there is no indication of how likely or when this test could be implemented in Australia.

Accordingly, we have made no allowance for the potential impact of such diagnostic developments within the current valuation.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

4.	DATA

4.1	Data provided to KPMG Actuaries

We have been provided with the following information by the Medical Research & Compensation Foundation (“MRCF”) and Amaca Claims Service (“ACS”):

•	MRCF claims database at 31 March 2005 with individual claims listings;

•	MRCF accounting database at 31 March 2005 (which includes individual claims payment detail);

•	MRCF Monthly Management Information Reports; and

•	MRCF Home Renovator Report.

Additional to this, we have been granted access to the Operations Manager and the Information Officer of ACS; and the Managing Director of MRCF. They have made themselves available to provide insight into the data, answer questions that we have had in relation to the interpretation of the data, and to discuss trends in emerging experience and any matters of note arising during the most recent financial year which we have observed within the data.

We have allowed for the benefits of the MRCF’s insurance arrangements based on our understanding of these. This has been based on a review of the insurance contract information submitted by various parties to the Special Commission of Inquiry. We have not independently examined the underlying contracts.

We have also considered the claims data listing at 18 October 2004 and 30 June 2003 which formed the basis of our previous valuation assessments.

4.2	Data limitations

Subject to the limitations described in Section 1.6, the data is generally of good quality and includes some useful fields that we often do not see collected within our wider experiences with other clients.

Certain data that would be very valuable to our analysis and liability assessment is not readily available. This includes:

•	In relation to open claims, the payment and case estimate history collected is not sufficient to allow us to track the development, or otherwise, of historic case estimates. This would allow us to determine a “ground up” incurred claims assessment as a cross-check and input to our calculations.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

•	The available history of James Hardie’s products, such as the number of products by type, the extent of asbestos content within them and the parties who then used those products is limited. Reliable history would provide assistance in assessing the pattern of future claims notifications arising from asbestos exposure and provide further support to the actuarial assessments.

•	We do not have access to detailed information in regards to the timing and form of the Health and Safety Standards implemented by James Hardie or other companies which might go towards reducing the extent of claims in future periods. We are not aware of any studies which have as yet been able to quantify the impact of the changing standards upon future claims incidence.

•	The claims cost data is not split by individual component of award, i.e. heads of damage, which would enable increased understanding of the drivers of claim costs and inflation to individual award components (e.g. Sullivan vs. Gordon).

•	Some of the date fields (e.g. date of birth, date of death) are not complete for all claimants, These would allow better analysis for the actuarial valuation were they complete. However, the proportion of claims with complete data is increasing with time.

•	In addition to these data restrictions, we note that the historic data changes from year to year. Sometimes this is due to re-designations, other times this is likely due to inherent operational processing delays which are common in all companies. We have undertaken investigations to understand these movements in order to satisfy ourselves as to the causation of the “moving data” and we address them in the body of this report.

4.3	Data verification

While we have tested the consistency of the various data sets provided, we have not otherwise verified the data and have relied on the data provided as being reliable, complete and accurate in all material respects. We have relied upon the robustness of the MRCF’s and ACS’ operational processes and systems as to the completeness of the data provided.

In our role as Valuation Actuary engaged by James Hardie, we are not able to perform an audit of the data, systems and processes of the MRCF and ACS. Consequently, should there be material errors or incompleteness in the data, our assessment could also be affected materially.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

Our valuation needs to be interpreted in light of this assumption that the data is reliable, complete and accurate.

4.3.1	Reconciliation with previous year’s data

We have performed a reconciliation of the current claims database as at 31 March 2005 with that provided as at 18 October 2004.

We note that there are some movements in the data between valuations. For example, there are some movements in the notification date of claims, in the disease diagnosed and in the date of settlement of claims. However, the data has been updated over time, often as more information comes to light, or through the correcting of any data errors on the operations systems emerging, or through the re-opening and re-settling of individual claims. As such, changing data is not unexpected or to be considered as adverse.

We have identified these changes and considered the extent of their impact on the data.

We have reviewed the consistency of a number of key fields, on a claim-by- claim basis, including:

•	Claim notification date

•	Claim settlement dates

•	Disease type

•	Settlement amounts (award and legal costs separately).

In aggregate, we regard the data as materially appropriate for its intended use.

4.3.2	Reconciliation between claims and accounting databases

We have compared the claims awards, the legal costs and the recoveries amounts between the claims database and the accounting database from the earliest date to the current file position. Table 4.1 shows the results of this reconciliation for all claims to date.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

Table 4.1: Comparison of results from claims and accounting databases

	Claims	Accounting
	database	database	Difference
	$m	$m	$m
Client component of award settlement (gross of recoveries)	319.2	302.9	N/A – not consistent definitions
Plaintiff and defendant legal costs	51.7		N/A
Legal and consulting fees		66.3	N/A
Award and legal / consulting fees	370.9	369.2	1.7
Estimated non-insurance recoveries and reimbursements	(5.9)	(5.3)	0.6
Total costs before insurance recoveries	365.0	363.9	1.1
Estimated insurance recoveries	N/A	(24.4)	N/A

It can be seen that there are some differences in the values extracted from the accounting database and from the claims database.

In relation to claims awards and legal fees, the claims database includes plaintiff legal costs in relation to exclusive claims and also the defendant legal costs.

In relation to recoveries, the claims database does not include insurance recoveries. The accounting database shows recoveries and reimbursements. We have estimated the insurance recoveries by consideration of the named drawer of the cheque and the overlap with the insurance programme. We have also made use of a description field which refers to “insurance recovery” quite frequently.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

This process could lead to a slight over-estimate of the amounts of payments made by insurers in relation to the insurance programme, but the amount of over-estimate is unlikely to be substantial.

Overall, the data appears to reconcile reasonably well in aggregate.

Our approach for each claim record has been to take the maximum value of the two databases for each claim record. This approach is likely to result in some minor prudence in our overall analysis.

4.4	Data interpretation and analysis

Given that this report will become the basis of future reports as envisaged under the Principal Deed, we have discussed at some length below our approach to analysing the data and issues in relation to categorising and characterising the claims.

Grouping of claims data

We have split the claims into the following group:

•	Product and Public Liability;

•	Workers Compensation, being the retained amounts of the compensation which are not covered directly by the insurance cover placed with Allianz;

•	Wharf claims; and

•	Cross-claims.

Categorising a disease

For many claims, there are a number of diseases listed in the disease description.

For the purposes of our analysis, we have allocated each claim once and therefore to one disease. We have selected the following order of priority, based on the relative severity of the disease:

•	Mesothelioma;

•	Lung cancer;

•	Other cancer;

•	Asbestosis; and then

•	ARPD and Other.

This means that if a claim has mesothelioma as one of its listed diseases, it is automatically included as a mesothelioma claim. If a claim has lung cancer as one of its listed diseases (but not mesothelioma), it is included as a lung

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

cancer claim. If a claim has asbestosis as one of its listed diseases, it is only coded as asbestosis if it has no reference to mesothelioma, lung cancer or other cancer as one of its diseases.

Claims included as reported claims

The following claims have been excluded from the main claims file:

•	Wharf claims. These are defined as claims where the occupation or the exposure fields include reference to “wharf”, “waterside” or “stevedore” or derivations thereof. These are analysed separately.

•	Cross-claims issued by James Hardie or the MRCF to other entities for contribution to the claim. These are not claims, unless the cross-claim is on the master claim, but rather are operational actions stemming from a claim.

•	Claims with a blank report year. These are in the nature of “provisional loss advices” and are only included once a date of notification has been allocated to the claims. There are two claims with no report date.

We have included claims which arise as cross-claims against James Hardie or the MRCF, and have also included (as separate claims counts) multiple claims filed against James Hardie or the MRCF arising from the same event or individual’s exposure. As such, there can be multiple claims in relation to an individual claimant. We note that as a consequence the “number of claims” projected will exceed the number of individual people affected.

Defining claim status

A claim has three potential stages of settlement:

•	The plaintiff settling their award (“plaintiff settlement date”);

•	The defendant company settling their share of the award (“client settlement date”); and

•	The defendant company finalising their legal costs (“client closure date”).

We have used the following terms to describe the advancement through these three stages:

•	Open: none of the 3 settlement date fields have information in them.

•	Unsettled: the plaintiff has settled their award, but James Hardie or the MRCF has not settled their share of the award and not finalised their legal costs. No aspect of the claim is settled or closed from the perspective of James Hardie or the MRCF. However, some

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

information is available as to the total settlement which acts as a maximum liability amount.

•	Settled: the plaintiff has settled their award and James Hardie or the MRCF has settled their share of the award. James Hardie or the MRCF has not finalised their legal costs. Only legal costs remain to be finalised.

•	Closed: the plaintiff has settled their award, James Hardie or the MRCF has settled their share of the award and finalised their legal costs. This claim is finalised in all respects.

Settlement costs and average costs

For those claims which are open, the case estimates provide an indication of the quantum for which such claims may settle. Where available, we make use of the case estimates but where none are available, we treat these claims in the same manner as IBNR claims in relation to the assumption of average costs.

For unsettled claims, we use the overall settlement amount as an upper bound, and the case reserve as a further indicator. We add an assumed level of legal costs to these claims to arrive at the liability.

For claims which have settled but not closed, we use the additional legal costs from the accounting database to estimate their closed value. These claims will be closed on the accounting database.

For closed claims, there is no need for any liability.

In determining the average historic claim settlements, the average award component is calculated as the total cost on closed or settled claims divided by the number of claims in these categories.

For claims which are settled on a “costs inclusive” basis the averages will include the contribution to plaintiff legal costs whilst for those claims which are settled on a “costs exclusive” basis the averages will exclude the contribution to plaintiff legal costs which are then required to be allowed for separately.

In determining the average historic defendant legal costs, we have calculated the total defendant legal cost on closed claims divided by the number of claims closed.

We have, however, considered the results of each of the analyses on the three settlement year definitions as described in Section 5.6 in forming our view on the prospective average costs.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

Insurance recoveries

We have searched the description field in the accounting database for the incidence of the word “insurance” to allocate a recovery as an insurance recovery.

As a consequence it may be that some insurance recoveries might have been over-stated or under-stated, if the description field does not refer to the word insurance but the payment is in fact an insurance payment. We have no way of identifying this based on the information we have available. This also affects the implied non-insurance recoveries derived from the accounting database.

The financial impact of this potential discrepancy is likely to be small given that the total recoveries are of the order of $30m and that we allocated more than $24m to insurance and more than $5m to non-insurance recoveries (based on the use of the claims database for the non-insurance recoveries).

Cross-claims

A cross-claim can be made by another company against the MRCF (“against” cross claims) or by the MRCF against another company (“by” cross claims).

A cross-claim recovery from a “by” cross-claim is already shown in the master claim. As such, we neither need to count “by” claims in the reported claim count nor their cost in the settlement.

We have valued the average “by” claim recovery as a percentage of the award based on historic experience.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

5.	VALUATION METHODOLOGY AND APPROACH

5.1	Previous valuation work and methodology changes

In substance, we have maintained the methodology that we adopted in our most recent valuation as included within our report dated 21 November 2004. As such, the data and tables in this report are comparable with our previous report.

A description of that methodology and the changes we had made relative to our advice effective as at 30 June 2003 which was filed with the Special Commission of Inquiry, is contained within our previous valuation report.

We noted previously that the methodology effective at 30 June 2003 was modified considerably for the 21 November 2004 report. Comparison of tables and results from the 30 June 2003 analysis with the current report, or the previous valuation report dated 21 November 2004, may be misleading as they are not on a comparable basis and use different definitions.

5.2	Overview of current methodology

The methodology we have used for valuing the Liable Entities’ asbestos- related liabilities is best described as an “average cost per claim method”. This method involves the derivation of the future number of notifications and settlements of claims and the average cost of those settlements, allowing for inflation, and multiplying the two together to arrive at an expected cashflow. This analysis is performed on data which is gross of insurance recoveries and gross of third-party or subrogation recoveries.

We make an allowance for the subrogation recoveries from other defendants, i.e. the “by” cross claims. An allowance for insurance recoveries is then made to establish the net cashflows.

The net cashflows are then discounted to current money terms to arrive at our net liability assessment.

As discussed elsewhere, the liabilities are established on a central estimate basis.

In all our analyses, the “year” we refer to runs from 1 April to 31 March, so that a 2004 reported claim would be a claim notified in the period 1 April 2004 to 31 March 2005. Similarly a 2003 settlement would be a claim settled in the period 1 April 2003 to 31 March 2004.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

5.3	Disease type and class subdivision

It is critical when modelling the future liabilities to sub-divide the data into groups which exhibit similar characteristics, i.e. into homogeneous groups.

As noted we have sub-divided the claims into:

•	Product & Public Liability;

•	Workers Compensation;

•	Wharfside Workers; and

•	Cross-claims

We have separated out wharfside workers claims because of their significantly different claim sizes relative to other classes.

We have separated the Workers Compensation claims because they arise from the payment of retained costs on claims relating to pre-1956 exposures (i.e. similar to a deductible). Furthermore, these payments are not subject to further insurance protection and in order to apply the insurance programme to the future cashflows, we need to segregate them from the product and public liability claims. We have not divided the workers compensation claims data further given the relatively low financial significance and credibility of the data if sub-divided by disease type.

For Product and Public liability, we have separately considered the individual disease types. We have split the data by disease because it displays substantially different average claim sizes and because the incidence pattern of future notifications is also expected to vary considerably between the different disease types. As product and public liability claims are financially significant to the overall total of the liabilities, the sub-division by disease type is appropriate. We have sub-divided this portfolio into:

•	Mesothelioma;

•	Lung cancer and other cancer (hereafter referred to as “lung cancer”);

•	Asbestosis; and

•	Asbestos-Related Pleural Disease and Other (“ARPD”), including Pleural Plaques.

We have considered the claim settlement and legal cost components separately within each of these sub-divisions.

As noted in Section 1.3.1, we have not considered the Workers Compensation claims arising from the MRCF which have been insured. We

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

have assumed that the insurance contracts will continue to respond to future claim notifications arising out of past exposures.

5.4	Numbers of future claims notifications

We begin by first estimating the incidence of future notifications of claims.

We have based this on the use of what we have termed an “exposure model”, which we have constructed in relation to Australian usage of asbestos.

We do not have detailed individual exposure information for James Hardie, its products or where the products were used and how many people were exposed. However, given the market share of James Hardie over the years and its relative stability, we have used a national pattern of usage as a reasonable proxy.

We start by constructing an index from the annual consumption of asbestos by Australia from 1900-2000. [3] We split this between the various asbestos types and by year of consumption.

We have not allowed for multiple exposures with respect to James Hardie from each unit of asbestos consumed, e.g. where James Hardie was both mining and milling the same asbestos. Our understanding is that there was some (moderate) mining at Baryulgil, but in relative terms it is not significant. Nonetheless, we have made separate allowance for Baryulgil within our liability assessment.

With the exposure index that we have derived, we then need to allow for the latency period from average date of exposure to claims notification.

The latency curve for mesothelioma is assumed to be normally distributed with an average latency of 35 years and a standard deviation of 10 years. This appears to be generally supported by analyses by Professor Berry et al4, by Jim Leigh et al5 and a paper by Yeung et al6.

From the exposure index and the latency distribution, we produce an index of the number of notifications. This provides the basis for the pattern of claims notifications for mesothelioma and the implied peak year of notifications.

[3]	US Geological Survey – Worldwide Asbestos Supply and Consumption Trends 1900 to 2000; Robert L. Virta (2003)

[4]	Malignant pleural and peritoneal mesotheliomas in former miners and millers of crocidolite at Wittenoom, Western Australia; G Berry, N H de Klerk, et al (2004)

[5]	Malignant Mesothelioma in Australia: 1945-2000; J. Leigh et al (2002)

[6]	Distribution of Mesothelioma Cased in Different Occupational Groups and Industries, 1979-1995; P. Yeung, A. Rogers, A. Johnson (1999)

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

For the other claim types, we adjust the curve for different assumed peak years, consistent with those diseases having different average latency periods to that of mesothelioma.

These curves provide an index, or “shape”, not the actual numbers of claims.

We project the future number of notifications by taking into account the actual notifications in recent years and projecting the annual future claims by reference to the claims notification index.

5.5	Numbers of claim settlements from future claim notifications

We derive a settlement pattern by considering triangulations of the numbers of settlements by delay from the year of notification.

From this settlement pattern, we can project the pace at which claims notified in the future will settle, and use this to project the future number of settlements in each financial year.

We apply a “nil settlement rate” to the overall number of settlements to estimate the number of claims which will be settled for nil claim cost and those which will be settled for a non-nil claim cost.

The prospective nil settlement rate is estimated by reference to past trends in the rate of nil settlements.

5.6	Average claim costs of IBNR claims

We need to separately consider average settlement costs in respect of future claims and average legal costs of the defendants.

In essence there are the following five components to the average cost assessment:

•	Average award (sometimes including plaintiff legal costs) of a non-nil “attritional” claim.

•	Average plaintiff legal costs of a non-nil “attritional” claim.

•	Average defendant legal costs of a non-nil “attritional” claim.

•	Average defendant legal costs of a nil “attritional” claim.

•	Large claim awards and legal cost allowances.

We define a large claim as those for which the award is greater than or equal to $1m in current money terms. We define an attritional claim as a non-nil, non-large claim. We define a nil claim as one for which the award payable by the relevant Liable Entity is zero.

The data provided to us has three settlement year definitions:

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

•	Plaintiff settlement year;

•	Client settlement year; and

•	Client closure year.

We have analysed the average settlement cost by each of the three settlement year definitions in arriving at our assessment of the prospective average settlement cost.

All of our analyses have been constructed using past average awards, which have been inflated to current money terms using an earnings (wage) inflation index. This compensates for basic inflation effects when identifying trends in historic average settlements. We then determine a prospective average cost in current money terms.

We perform the same exercise for the plaintiff’s legal costs and the defendant’s legal costs.

This process is repeated for nil claims’ related legal costs.

We have not allowed for any internal claims administration costs or the operational expenses of the MRCF or the SPF in the liability assessment.

In relation to the large claims loading, we analyse the historic incidence rate of large claims, and the average claim and legal costs of these claims. We have determined a prospective incidence rate and average cost in current money terms to arrive at a loading per claim (being the average cost multiplied by the incidence rate per claim). This “per claim” loading is then added to the attritional average cost to arrive at an overall average allowing for the infrequent incidence of large claims.

Allowance for future claim cost inflation is made. This is modelled as the sum of base inflation (AWE) plus superimposed inflation. This enables us to project future average settlement costs in each future year, which can then be applied to the IBNR claims as they settle in each future year.

5.7	Pending claims

We have considered all claims not closed at 31 March 2005 as having some potential to have future costs assigned against them, be it legal costs or further award payments.

As we have previously indicated, we have adopted 3 definitions of settlement status.

When there is no closure date but the claim has a settlement date, there is a possibility of further emerging defendant legal costs, even though the claim award has been settled.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

When there is no settlement date, there is a possibility of award, plaintiff legal costs and defendant legal costs still being incurred.

Understanding this process means that we can model, for each claim not yet closed, sources where further costs could be incurred. Combining this with case estimate history or total award settlement information, where known, allows us to more directly model the liability for pending claims.

The excess amount of the liability for pending claims, over the case estimates held, is what the insurance industry term Incurred But Not Enough Reported (“IBNER”).

Based on certain information provided to us by the MRCF, it would appear that during the last four years there has generally been some level of redundancy in the case estimates, i.e. that claims have ultimately settled for less than the estimates placed on them. At this time, we have not taken any credit for this potential margin as we cannot validate it by reference to the databases with which were provided.

Over time, we expect to be able to build a history of data that will enable us to validate this.

5.8	Insurance recoveries and bad debt provision

We project the cashflows on a gross basis and then apply the insurance programme to these cashflows.

We make no allowance for the Workers Compensation cashflows in estimating the insurance recoveries, as the insurance programme provides protection on product and public liability exposures only.

We identify the insurance recoveries with respect to each future settlement year on each treaty (exposure) year and thereby estimate the extent to which amounts are recoverable from each insurer and reinsurer.

We have used the Standard & Poor’s credit ratings, as shown in Appendix A, to identify the credit risk for each of the insurers and reinsurers who underwrote James Hardie’s insurance contracts.

We assume that Lloyd’s of London and Equitas companies will have 100% recoverability. For the remaining companies, we apply default rates to the cashflow recoveries where the default rates are separately derived by credit rating group and duration to payment.

5.9	Cross-claims recoveries

We have analysed the past rate of cross-claim recoveries being made by the MRCF and James Hardie as a result of issuing cross-claims for contribution.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

We have valued these recoveries assuming that they become payable at the time of the claim.

We have estimated that the level of subrogation, factoring in the proportion of claims for which no subrogation is possible and the proportion of claims subrogated when cross-claims are made, is around 1.4% of the gross award.

5.10	Discounting cashflows

Cashflows are discounted on the basis of yields available on Commonwealth government bonds of varying coupon rates and durations to maturity (matched to the liability cashflows).

While we have not reviewed the balance sheet of the MRCF in detail, we note that the MRCF does not appear to have sufficient assets to generate the investment income implicit in the discounting of the liabilities.

If such assets are not available then the investment income generated may be insufficient to support the unwinding of the discount on the liabilities. In this case the current shortfall would increase in the future.

It should also be recognised that the yield curves and therefore the discount rates applied can vary considerably between valuations and can, and do, contribute significant volatility to the reported discounted central estimates within this report.

KPMG Actuaries Pty Ltd	Valuation of the asbestos-related disease liabilities of the Liable Entities for James Hardie Industries NV

6.	ECONOMIC ASSUMPTIONS

6.1	Overview

The two main economic assumptions required for our valuation are:

•	The discount rate adopted for the present value determinations.

•	The underlying claims inflation assumptions adopted to project the future claims settlements and related costs.

These are considered in turn below.

6.2	Discount rates: Commonwealth bond zero coupon yields

We have adopted the zero coupon yield curve at 31 March 2005, underlying the prices, coupons and durations of certain Australian government bonds for the purpose of discounting the liabilities for this report.

The use of such discount rates is consistent with standard Australian actuarial practice for such liabilities, is in accordance with Professional Standard PS300 and is also consistent with our understanding of the accounting standards in this regard.

Table 6.1 shows the zero coupon yields adopted for each duration of cashflows.

Table 6.1: Zero coupon yield curve by duration at 31 March 2005 and 30 June 2004

	Yield at 31 March	Yield at 30 June
Year	2005	2004
1	5.73%	5.36%
2	5.71%	5.42%
3	5.71%	5.79%
4	5.71%	6.09%
5	5.72%	6.23%
6	5.74%	6.28%
7	5.77%	6.31%
8	5.80%	6.34%
9+	5.82%	6.35%

KPMG Actuaries Pty Ltd	Valuation of the asbestos-related disease liabilities of the Liable Entities for James Hardie Industries NV

The equivalent single uniform discount rate, based on cashflows weighted by term, is 5.77% per annum (30 June 2004: 6.12% per annum).

It is important to note that the discount rate can vary, perhaps significantly, between valuations (even quarterly valuations), and can thus cause fluctuations in the perceived liability. This has been seen at this valuation where yields at longer durations have reduced from 6.35% at the June 2004 valuation to 5.82% at this valuation, a change of 0.53% per annum. The change in present value does not necessarily involve a change in the underlying projected cashflows.

It is also important to understand that if assets actually held to back the liabilities are not matched to those assumed (by type and/or amount), the future investment earnings earned may deviate from those implicitly allowed for within the actuarial valuation. This might generate either excess profit or additional losses.

6.3	Claims inflation

We are required to make assumptions about the future rate of inflation of claims costs. We have adopted a standard Australian actuarial claims inflation model for liabilities of the type considered in this report that is based on:

•	An underlying, or base, rate of general economic inflation relevant to the liabilities, in this case based on wage/salary (earnings) inflation; and

•	A rate of superimposed inflation, i.e. the rate at which claims costs inflation exceeds earnings inflation.

6.3.1	Base (wage) inflation basis

Ideally, we would aim to derive our long term base (wage) inflation assumptions based on observable market indicators or other economic benchmarks. Unfortunately, such indicators and benchmarks typically focus on inflation measures such as CPI (e.g. CPI index bond yields and RBA inflation targets).

We have therefore derived our base (wage) inflation assumption from CPI based indicators and long term CPI / AWOTE relativities.

39

KPMG Actuaries Pty Ltd	Valuation of the asbestos-related disease liabilities of the Liable Entities for James Hardie Industries NV

6.3.2	CPI assumption

We have considered two indicators for our CPI assumption.

•	Market implied CPI measures.

•	RBA CPI inflation targets.

We have measured the financial market implied expectations longer-term rate of CPI by reference to the gap between the yield on government bonds and the real yield on government CPI index-linked bonds.

The effective annual yield on long-term government bonds as at 31 March 2005 was approximately 5.8% p.a. and the equivalent effective real yields on long index-linked bonds was approximately 2.8%. This would imply current market expectations for the long-term rate of CPI were of the order of 3.0% per annum as at 31 March 2005.

In considering this result we note that:

•	This implied CPI rate has increased significantly in recent months (e.g. from around 2.6% as at 30 June 2004).

•	The yields on both nominal and CPI-linked government bonds are driven by supply and demand, and both are in increasing short supply in the market. The yields on both, and their relativities, are subject to some volatility and likely some short term distortion.

•	A CPI rate of 3.0% is at the upper bound of the RBA’s long term target for CPI to be maintained between 2% and 3% per annum.

Weighing this evidence together, we have adopted a long term CPI inflation benchmark assumption of 2.75% per annum.

6.3.3	Wages (AWOTE) / CPI relativity

The following table summarises the average annualised rates of AWOTE and CPI inflation, and their relativities, for various historic periods:

Table 6.2: Annualised rates of CPI and AWOTE

	AWOTE	CPI	AWOTE – CPI
1970 - 2004	7.99%	6.30%	1.69%
1980 – 2004	6.03%	4.75%	1.28%
1990 – 2004	4.23%	2.49%	1.74%
1995 – 2004	4.41%	2.46%	1.95%

KPMG Actuaries Pty Ltd	Valuation of the asbestos-related disease liabilities of the Liable Entities for James Hardie Industries NV

Figure 6.1 shows these yearly results, graphically, for the 1970 to 2005 period.

Figure 6.1: Trends in CPI and AWOTE: 1970 - 2004

In considering the above, we note:

•	The last period from 1995 reflects largely a continuous period of economic growth which may not be reflective of longer term trends.

•	The longer periods cover a range of business cycles, albeit that the period from 1970 includes the unique events of the early 1970’s.

Allowing for these factors, the historic data suggests a CPI / AWOTE relativity, or gap, of 1.5% to 1.7%.

On this bases, given a longer term CPI benchmark of 2.75%, suggests a longer term base (wage) inflation assumption of 4.25% to 4.5% p.a.

We note that such an assumption is not inconsistent with actual wage inflation over recent years (see Table 6.2 above) which has arisen during economic condition not dissimilar to those reflected in the current market interest rates looking forward.

6.3.4	Impact of claimant ageing

We note the observation made elsewhere in this report that the overall age profile of claimants is expected to rise over the years with the consequent impact that, other factors held constant, claims amounts should tend to increase more slowly that pure average wage inflation. This is due to both

KPMG Actuaries Pty Ltd	Valuation of the asbestos-related disease liabilities of the Liable Entities for James Hardie Industries NV

reduced compensation for years of income or life lost and a tendency for post retirement age benefits to possibly increase closer to CPI than AWOTE.

Furthermore, we note that some heads of damage would be expected to rise at CPI or lower, such as general damages and compensation for loss of expectation of life. Other heads of damage, including loss of earnings, would be expected to rise at AWOTE; whilst medical expenses and care costs would be expected to rise in line with medical cost inflation which is in excess of AWOTE.

Taking these factors into account, we have reduced our base inflation assumption by 0.25% to 0.50% p.a. from the rate indicated above, and adopted a base (wage) inflation assumption of 4.00% p.a.

6.4	Superimposed inflation

As discussed later in Section 8, recent actual claims inflation has been approximately 6% per annum. This is against corresponding general wage inflation (making some minor allowance for aging effects as above) over the same period of approximately 4%. This implies average superimposed inflation of about 2% per annum.

Given our future based inflation assumption looking forward of 4% per annum, adopting a 2% superimposed inflation would indicate a longer term overall claims cost inflation assumption of 6% per annum. This overall result, as with the base inflation above, aligns with recent actual experience which has arisen during economic condition not dissimilar to those reflected in the current market interest rates looking forward.

In addition, the 2% superimposed inflation allowance is not inconsistent with superimposed inflation experience we have seen under other relevant liability portfolios.

We discuss the claims inflation assumptions further in Section 8.

6.5	Consistency of economic assumptions

An important consideration to bear in mind when setting economic assumptions is the consistency of the various assumptions. For a valuation involving the long-term inflating of cashflows and then discounting these cashflows to current money terms, the key is the relativity between the assumptions.

Whilst future investment yields on government bonds will change, so too will the rate of future earnings inflation and consequently also the overall rate of claims inflation. The key factor is that the gap between the two factors remains reasonable.

KPMG Actuaries Pty Ltd	Valuation of the asbestos-related disease liabilities of the Liable Entities for James Hardie Industries NV

Within our current valuation, we have allowed for earnings inflation at 4% per annum and average yields at 31 March 2005 of 5.77% per annum. As such, the gap is 1.77% per annum relative to earnings inflation.

We have also allowed for superimposed inflation at 2% per annum, so that the overall gap between claims inflation and the yield is 0.31% per annum (being 1.04 x 1.02 – 1 – 5.77%). In other words, we are effectively inflating future cashflows in today’s money terms by 0.31% per annum.

This compares to our previous valuation when, conversely, we were discounting future cashflows in today’s money terms by 0.07%.

As such, there has been a moderate strengthening in the valuation basis resulting from the change in economic assumptions.

This is not inconsistent with the narrowing of the real yields on CPI index-linked bonds since 30 June 2004, which have reduced by approximately 0.5% over this same period.

KPMG Actuaries Pty Ltd	Valuation of the asbestos-related disease liabilities of the Liable Entities for James Hardie Industries NV

7.	ANALYSIS OF CLAIMS EXPERIENCE – CLAIM NUMBERS

7.1	Overview

We have begun by analysing the pattern of notifications of claims as shown in Table 7.1. It shows the claim notifications by year since 1991/92 and all prior claim notifications in aggregate.

Table 7.1: Number of claims reported annually

						Workers
Report	Mesothel	Asbestos	Lung	ARPD &		Compen	All
Year	ioma	is	Cancer	Other	Wharf	sation	claims
Pre-1991	68	48	9	36	4	349	514
1991/92	25	12	5	6	4	29	81
1992/93	41	19	10	9	2	34	115
1993/94	56	39	15	25	5	67	207
1994/95	81	13	8	15	5	30	152
1995/96	71	25	14	23	3	33	169
1996/97	83	36	14	21	1	39	194
1997/98	105	31	20	19	2	51	228
1998/99	95	25	12	14	3	31	180
1999/00	91	42	16	12	14	38	213
2000/01	126	44	29	20	26	39	284
2001/02	156	91	23	30	16	59	375
2002/03	175	93	33	42	14	52	409
2003/04	182	98	26	29	9	36	380
2004/05	250	117	26	36	5	62	496
All Years	1,605	733	260	337	113	949	3,997

KPMG Actuaries Pty Ltd	Valuation of the asbestos-related disease liabilities of the Liable Entities for James Hardie Industries NV

7.2	Mesothelioma claims

It can be seen that for mesothelioma, the incidence of notifications showed a step change upwards from 2000 and a steady rate of increase to the 2003/04 financial year.

At 182 claims for 2003/04, the number of claims was broadly in line with our previous expectations of 177 claims within our 30 June 2003 assessment.

However, it is also apparent from the claims information since that time that there has been a further upward step in claim numbers, with 132 claims reported in just 6.5 months and 250 claims reported in the full year. This compares with our projected full year total of 231.

7.2.1	Monthly analysis of notifications

We have examined the mesothelioma claims reported on a monthly basis to understand the nature of the trends.

Figure 7.1: Monthly notifications of mesothelioma claims: 2000-2005

There have been 250 mesothelioma claims in the year.

In our previous report we noted that there had been two outlier months (May and September) and that we would assume a monthly run-rate of 18 claims for the remaining 5.5 months.

Since that time, October, November and December all exhibited high claims numbers reported whilst January was considerably lower. The run-rate for the four months was 19.75 claims reported per month.

KPMG Actuaries Pty Ltd	Valuation of the asbestos-related disease liabilities of the Liable Entities for James Hardie Industries NV

February and March have showed further continuing high-levels of claims notifications, at 49 in total. As we note in section 7.2.3, this is due to late filing of 18 claims by Workcover Queensland, in whose absence claim notifications in those two months would have been much more in line with previous expectations.

7.2.2	Claims notifications by State

We have monitored the claims notifications patterns by State in which the claim is filed. Table 7.2 shows the number of claims notified by year by State.

Table 7.2: Number of mesothelioma claims by State of claim filing

Report
Year	NSW	NZ	Other	QLD	USA	VIC	WA	Total
Pre-1994	108		4	1	1	51	25	190
1994	58		3	2		18		81
1995	49		1	3		16	2	71
1996	53		7	2		12	9	83
1997	78		4	3		16	4	105
1998	61		2	2		26	4	95
1999	57		4		1	21	8	91
2000	70	3	4		7	28	14	126
2001	104		2	1	2	27	20	156
2002	109		2	1		40	23	175
2003	110					46	26	182
2004	104		5	18		91	32	250
Total	961	3	38	33	11	392	167	1,605

It can be seen that the most significant States, in relation to where claims have been filed to date are NSW (60%), Victoria (24%) and WA (10%) with this pattern reflected in the data up to 2003/04.

KPMG Actuaries Pty Ltd	Valuation of the asbestos-related disease liabilities of the Liable Entities for James Hardie Industries NV

However, the trend has changed somewhat in the last year with NSW making up 42%, Victoria making up 36% and WA making up 13% in 2004/05. It is also of interest that Queensland made up 7% and that there were more claims filed in Queensland courts than had previously been filed in total.

NSW appears to have remained stable in absolute terms whilst Victoria has increased considerably, and this may be a consequence of targeted lawyer activity in Victoria. WA has also shown some more moderate increases.

In part these trends will have been contributed to by the decisions of Schultz vs. BHP (“forum shopping”) which will lead to claims being more regularly heard in the State of exposure rather than bringing cases to NSW.

7.2.3	Workcover Queensland

The increase in Queensland is a result of a substantial number of filings (18) of claims for contribution by Workcover Queensland against Amaca in February and March 2005.

The claims filed by Workcover Queensland in 2004/05 have already been settled with the plaintiff. A number of cases relate to years much earlier than the current year and that they appear to involve a clearing of a backlog of claims.

We have analysed past cross-claims by Workcover Queensland and we estimate that the current cohort of claims should be spread over the previous four years in a broadly uniform pattern, so that the actual annual number of claims served by Workcover Queensland should be closer to four than 18.

The restated claim numbers for 2004/05 in the absence of this one-off clearance of backlog would have been 236.

The level of claims activity from Workcover Queensland should be substantially less next year if our understanding of the events of the last two months is borne out. Table 7.3 shows an adjusted pattern of mesothelioma claims allowing for the above observations.

KPMG Actuaries Pty Ltd	Valuation of the asbestos-related disease liabilities of the Liable Entities for James Hardie Industries NV

Table 7.3: Adjustments for impact of Workcover Queensland

		Adjustment
		for
		Workcover	Underlying
	Actual claims	Queensland	claims
2000/01	126	2	128
2001/02	156	3	159
2002/03	175	3	178
2003/04	182	6	188
2004/05	250	(14)	236

7.2.4	Latency period

In order to consider further the extent to which the change in the pattern of notifications, especially in Victoria is merely:

•	a speeding up of claims that were going to ultimately be advised to the MRCF, or

•	the extent to which these are genuine incremental claims;

we have tracked the latency period of the claims reported in the last ten years for the three significant states by number – being NSW, Victoria and WA.

We have measured the mean latency period from the average date of the first period of exposure to the date of notification of a claim.

We have also measured the mean latency period from the average date of the last period of exposure to the date of notification of a claim.

These provide upper and lower bounds on the actual latency of the claims.

KPMG Actuaries Pty Ltd	Valuation of the asbestos-related disease liabilities of the Liable Entities for James Hardie Industries NV

Figure 7.2: Mean latency of mesothelioma claims by State from average first exposure to date of notification

Figure 7.3: Mean latency of mesothelioma claims by State from average last exposure to date of notification

KPMG Actuaries Pty Ltd	Valuation of the asbestos-related disease liabilities of the Liable Entities for James Hardie Industries NV

It might be thought that acceleration of claims would be associated with shortening latency periods. Figure 7.2 and Figure 7.3 do not appear to indicate this to be the case. As such, it might therefore be that these new additional claims, far in excess of previous levels, are a function of the MRCF being increasingly joined in the aggregate pool of all mesothelioma claims.

The mean latency from average date of first exposure might be thought to overstate the true latency slightly as the average date of first exposure will pre-date the mean date of exposure, recognising that many individuals have several periods of exposure. As such, whilst the average latency from first exposure now appears to be nearer forty years than thirty-five years, this should not be unexpected given:

•	The definition of exposure date used for this analysis.

•	The ageing profile of claimants and there being reducing continuing exposures.

•	That it is a biased sample, insofar as claims emerging now and in the future (which result from a period of exposure from the 1940s to the late 1980s) should, by their nature, be the claims with longer latency.

Overall, we are not convinced that the current claims are an acceleration of reporting of claims that were ultimately going to be notified, and that they are therefore more an emergence of a new trend.

7.2.5	Base valuation assumption

In setting a base valuation assumption for 2004/05 and 2005/06, we need to consider whether the observations in 2004/05 are aberrations or are part of a new trend, i.e. how much faith can be placed in the latest emerging experience. We have the option of:

•	Ignoring the latest experience and dismissing it as simply a one-off fluctuation, reverting to a previous assumptions for notification years 2005 and onwards.

•	Recognising it in part, and give some credibility to the emerging experience.

•	Recognising it in full, and asserting this to be part of a new trend which will continue in relation to all future years of claims.

The two areas where we need to consider this are:

•	In relation to the sharp increase in claims from Victoria

•	In relation to the Workcover Queensland claims

KPMG Actuaries Pty Ltd	Valuation of the asbestos-related disease liabilities of the Liable Entities for James Hardie Industries NV

It is our view that in relation to the Victoria claims we should fully recognise this effect. It is likely that the increase is in part due to the impact of Schultz and is partly a new trend of increasingly co-joining the Liable Entities in claims. Our review of the latency did not suggest a shortening of latency periods and that these claims are not merely an acceleration but are instead a new trend.

We have therefore fully allowed for the impact of this increase in our projections.

In relation to Workcover Queensland, we have taken the view that these claims are in part a clearance of backlog and that we need to separate what is an annual attritional level and what is the excess resulting from backlog clearance.

As we have discussed in section 7.2.3, we have taken the view that the underlying number of claims for 2004/05 were 236.

We note that there were 154 claims in the 7 months to March 2005 (an average of 22 claims). We also note that the removal of exceptional reporting of Workcover Queensland claims would remove 14 claims in this period (or 2 claims per month).

It is not clear at this early stage whether there has been or will be increased repudiation of such newly reported claims or associated lower average costs in these additional claims. The claims experience is too immature at this stage to provide credible evidence, although we will continue to monitor this and report upon this at our next valuation.

It is our view, that the base number should be strengthened to reflect the experience to date.

In the circumstances, we have projected the number of claims for 2005/06 to be 250, an increase of 6% relative to the attritional number of claims reported in the 2004/05 year (236), after adjusting for the Workcover Queensland backlog.

7.3	Asbestosis claims

It can be seen that for asbestosis, the incidence of notifications has shown a step change upwards since the end of 2000 and a gradual increase to 2003/04.

At 117 claims for 2004/05, being 19 higher than in 2003/04, the number of asbestosis claims has increased substantially but is in line with our previous valuation expectation of an estimate of 118 claims.

KPMG Actuaries Pty Ltd	Valuation of the asbestos-related disease liabilities of the Liable Entities for James Hardie Industries NV

7.3.1	Monthly analysis of notifications

We have examined claims on a monthly basis by disease type and by State in which the claim is being filed, to understand the nature of the trends.

Figure 7.4: Monthly notifications of asbestosis claims: 2000-2005

7.3.2	Claims notifications by State

Again, it has been observed that the claims being filed in Victoria have shown a considerable increase in numbers, although NSW also appears to have increased, albeit not at the same rate as Victoria.

KPMG Actuaries Pty Ltd	Valuation of the asbestos-related disease liabilities of the Liable Entities for James Hardie Industries NV

Table 7.4: Number of asbestosis claims by State of claim filing

Report								Grand
Year	NSW	Other	QLD	SA	USA	VIC	WA	Total
Pre-1994	67	5			1	39	6	118
1994	11					2		13
1995	20	1		1		3		25
1996	27					8	1	36
1997	27					4		31
1998	21	1				3		25
1999	29				1	12		42
2000	34	1			2	7		44
2001	75			1		15		91
2002	81	1		2		9		93
2003	73		2			20	3	98
2004	84	1	4			24	4	117
Total	549	10	6	4	4	146	14	733

As with mesothelioma, we need to assess whether this increase in claims is part of a new trend or simply an aberration.

As with mesothelioma, we have formed the view that we should recognise this experience. Accordingly, we have projected the number of claims for the 2005/06-year to be 120.

7.4	Lung cancer claims

For lung cancer claims, the notifications have been steady and do not appear to have shown the same pattern of notification as mesothelioma and asbestosis. Indeed, the experience in 2004/05 has turned out to be the same as 2003/04, at 26 claims up from 8 at 6.5 months.

We have projected 26 claims for 2005/06.

KPMG Actuaries Pty Ltd	Valuation of the asbestos-related disease liabilities of the Liable Entities for James Hardie Industries NV

7.5	ARPD & Other claims

In relation to ARPD & other claims, the number of claims fell from 42 in 2002/03 to 29 in 2003/04 and then increased to 36 in 2004/05 compared with our previous expectation of 37 claims for 2004/05.

We have projected 38 claims to be notified in 2005/06.

7.6	Workers compensation and wharf claims

The number of Workers compensation claims has remained relatively stable over the past few years, at around 50 to 60 per year. However, in 2003/04, the numbers fell to 36 and in 2004/05 they have increased to 62. This fell below our previous expectation of 70 claims, which was based on 37 claims at 6.5 months.

Prospectively, we have projected 60 claims to be notified in 2005/06, noting the volatility in the most recent two years.

The financial impact of this source of claim is not substantial given the proportion of claims which are settled for nil (generally in excess of 80%), which results from the insurance arrangements in place.

For wharf claims, we have projected 8 claims to be notified in 2005/06. Again, the financial impact of this source of claim is not material.

7.7	Exposure information

7.7.1	Australian use of asbestos

Figure 7.5 shows measures of the production and consumption of asbestos in Australia in the period 1930 to 1987. It can be seen that the exposure, being measured in net consumption, appeared to peak in the early to mid 1970s.

KPMG Actuaries Pty Ltd	Valuation of the asbestos-related disease liabilities of the Liable Entities for James Hardie Industries NV

Figure 7.5: Consumption and production indices – Australia 1930-1987

Source: R Virta, USGS Website Annual Yearbook

At a simple level, a peak of consumption in approximately 1975 might appear to correspond to a peak in notifications of mesothelioma claims in around 2010, being 35 years later (and equal to the mean of the latency period from the average date of exposure of the claimant to notification).

Taking into account this curve and the distribution of the latency periods, the actual assumption it gives is for a peak of mesothelioma claims in 2010/2011 (which is supported by that previous simple assessment).

7.7.2	Exposure information from current claims

We have also reviewed the exposure in relation to claims notified to date. This has been conducted by using the exposure dates stored at an individual claim level and identifying the number of person-years of exposure in each exposure year. We have reviewed the pattern of exposure for each of the disease types separately, although we note that they tend to follow similar patterns to date.

KPMG Actuaries Pty Ltd	Valuation of the asbestos-related disease liabilities of the Liable Entities for James Hardie Industries NV

Figure 7.6: Exposure (person-years) of all James Hardie and MRCF claimants to date

The chart shows that the peak of exposure from claims reported to date has so far arisen in 1968. It should be recognised that there is a degree of bias in this in that the claims notified to date will tend to have arisen from earlier exposures.

Over time, one would expect this curve to develop to the right hand side and the peak year of exposure to trend towards 1974, whilst also increasing in absolute levels at all periods of exposure as more claims are notified and the associated exposures from these are included in the analysis.

The relatively low level of exposure from 1987 onwards (about 5% of the total) is not unexpected given that products ceased to be manufactured in 1987 but the exposure after that date likely results from usage of products already produced and sold before that date.

7.8	Peak year of claims and estimated future notifications

Based on the information preceding this section, and also taking into account epidemiological views from both Australia and the UK, recognising that there are some conflicting views as to when the peak might arise, we have assumed that the peak year of notification for each disease type is as follows:

KPMG Actuaries Pty Ltd	Valuation of the asbestos-related disease liabilities of the Liable Entities for James Hardie Industries NV

Table 7.5: Peak year of notifications

	Current peak	Previous peak
	assumption	assumption
Mesothelioma	2010/11	2010/11
Lung Cancer	2010/11	2010/11
Asbestosis	2005/06	2005/06
ARPD & Other	2006/07	2006/07
Workers Compensation	2006/07	2006/07
Wharf claims	2000/01	2000/01

We have projected the future notifications from the curve we have derived from the exposure curve. Figure 7.7 shows the pattern of future notifications which we have estimated from our exposure curve and an estimate of the level of future notifications in the 2005/06-year.

Figure 7.7: Expected future notifications of claims by disease type

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

For mesothelioma, we have strengthened the whole of the curve at all future years recognising the recent trend. Whilst there is uncertainty about the period over which this new trend will continue, i.e.:

•	Whether it is an aberration,

•	Whether it is a short-term change, or

•	Whether it is a long-term change,

we have adopted the view that the rate of increase in the 2004/05 year is an aberration, relating to the move to a new scale of joining of the MRCF in claims, but that the level of claims (in volume terms) is not an aberration.

Similarly, with asbestosis, our understanding is that new methods of diagnosis are in part responsible for a shift towards diagnosis of asbestosis in recent years. We have assumed that this new level of notifications will continue but that the rate of increase in asbestosis claims will not. That is to say, the rate of change between 2003/04 and 2004/05 is an aberration but that the level of claims (in volume terms) is not.

The number of future notifications and ultimate number of claims is shown, both at our previous valuation and at this valuation.

Table 7.6: Number of notifications –future claims and all years

	Current number		Previous number
	projection		projection
	2005		2005
	onwards	Total	onwards	Total
Mesothelioma	5,268	6,873	4,976	6,558
Lung Cancer	548	808	452	701
Asbestosis	1,645	2,378	1,644	2,373
ARPD & Other	597	934	596	936
Workers Compensation	942	1,891	805	1,760
Wharf claims	86	199	91	205
All claim types	9,085	13,082	8,565	12,534

It can be seen that the recognition of these new levels of claims as part of an ongoing trend of joining of the MRCF in claims has strengthened our projected ultimate number of claims by 548 claims, the majority of which

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

results from mesothelioma (315), workers compensation (131) and lung cancer (107).

Since our last report, asbestosis, ARPD & Other and wharf claims appear to have tracked estimated experience well and accordingly we have not revised our basis for these claims at this time.

As we have stated earlier, there is uncertainty in the extent to which the trend in mesothelioma claims will continue, and the impact that the new court procedures might have on the recent uplift in claim volumes, but it is our view that it is prudent to assume a continuation of increased claim numbers and not to assume a fall back to previous levels of claims.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

8.	ANALYSIS OF EXPERIENCE – AVERAGE CLAIMS COSTS

8.1	Overview

We have modelled the average claim awards and plaintiff legal costs (where separately disclosed) by disease type in arriving at our valuation assumptions.

Average attritional claim awards (being claims below $1m in current money terms) will vary considerably with the development of new heads of damage (e.g. Sullivan vs. Gordon (1999)), and with other legal changes in the basis of awards being granted.

Table 8.1 shows how the average settlement costs for non-nil attritional claims have varied by plaintiff settlement year. All data have been converted into current money terms using earnings inflation at 4% per annum.

The reader’s attention is drawn to the fact that the average amounts shown hereafter relate to the average amounts of the contribution made by the Liable Entities, and do not reflect the total award payable to the plaintiff unless this is clearly stated to be the case.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

Table 8.1: Average attritional non-nil claim award
(inflated to current money terms)

Plaintiff						Workers
settlement	Mesotheli		Lung	ARPD &		Compens
Year	oma	Asbestosis	Cancer	Other	Wharf	ation
1991	259,574	134,194	72,431	43,639	0	89,498
1992	188,394	189,314	26,578	28,902	0	195,097
1993	193,056	135,614	60,941	201,573	146,248	99,889
1994	223,425	119,852	44,262	247,205	49,341	112,597
1995	171,484	71,743	102,403	187,126	9,252	68,176
1996	165,259	69,571	46,504	30,041	0	63,368
1997	182,994	72,863	37,669	58,281	65,797	116,695
1998	169,296	44,013	54,591	114,830	0	69,125
1999	216,828	76,430	50,717	125,000	66,561	111,482
2000	238,335	69,308	112,688	74,021	96,513	95,538
2001	270,104	93,202	134,892	122,208	56,259	47,807
2002	251,836	90,925	80,517	76,682	187,442	100,228
2003	234,032	109,421	128,659	94,528	99,046	158,080
2004	240,217	87,956	148,681	82,485	86,752	284,329

The changes in figures between the previous report and this report are in part a result of additional processing, even on the older years where claims have been previously settled, or from restatements of the plaintiff settlement year.

For example, the 2001 settlement year has seen an average mesothelioma claim reduce from $283,731 to $270,104.

This has been due to 6 extra claims now being included within the analysis (99 settled claim compared with 93 previously). Of these 6 claims, 4 are

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

claims previously recorded as being settled for nil and are now recorded as being re-settled for a greater amount. This has had the effect of reducing the average as the average of these 4 claims was only approximately $38,000.

The remaining two claims are claims which previously were not recorded as having been settled. These two claims have settled for an average of $82,000.

Figure 8.1 represents these results pictorially.

Figure 8.1: Average claim costs for public and product liability claims
(current money terms)

8.2	Mesothelioma claims

For mesothelioma, the year 2001 resulted in the highest annual average cost. The step changes in 1999 and 2001 reflect in part legislative changes that occurred and also in the percentage of the total award which the MRCF were required to contribute.

We have modelled the percentage share James Hardie and the MRCF have taken of the gross settlements (for those claims where such information is held). Table 8.2 shows that share, for those claims where such information is available, and how it has changed over time.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

Table 8.2: Contribution percentage for mesothelioma claims: 1994-2004

Plaintiff	Total award	Liable Entities’	Percentage
Settlement Year	settlement	contribution	Share
1994	15,160,153	7,999,705	52.8%
1995	15,518,196	7,469,917	48.1%
1996	12,579,025	6,795,407	54.0%
1997	15,416,493	9,994,817	64.8%
1998	17,730,153	8,696,821	49.1%
1999	18,900,270	14,227,662	75.3%
2000	33,188,750	22,817,774	68.8%
2001	43,487,391	27,471,428	63.2%
2002	50,280,633	37,362,082	74.3%
2003	54,688,128	35,329,884	64.6%
2004	68,559,034	45,470,110	66.3%
Total	345,508,226	223,635,605	64.7%

The step change in the average costs from the levels exhibited between 1995 and 1998 and those exhibited after 1998 may be in part a result of the change in the percentage shares contributed by the Liable Entities as well as the introduction of new heads of damage.

It is notable that the 2004/05 experience has changed substantially since the previous report when it was reported that the contribution for that years had been 73.1% at 18 October 2004. With a full year’s experience this has become 66.3%.

The increases in the 2004/05 year are for the extra 5.5 months of data. It is notable that the total settlements have increased from $27m to $69m whilst the contribution by the Liable Entities has grown from $20m to $45m.

We have also analysed the make-up of the average costs for mesothelioma claims by banding claims into cohorts of 10% groups. That is, identifying the

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

contribution to the average cost from the smallest 10% of non-nil claims by size, then the contribution from the 10% to 20% cohort of claims by size etc. The aim of this is two-fold:

•	To understand the trends in the average costs; and

•	To identify if the change in mix of claims by size has led to an apparent negative rate of superimposed inflation since 2001.

Figure 8.2 shows the relative contribution of the various bands to the overall average costs identified in Table 8.1.

Figure 8.2: Contribution of individual bands of claims to overall average attritional mesothelioma claim costs (current money terms)

This chart shows that the key drivers to the pattern in inflated average claims costs are largely the “smaller sized” and “medium sized” claims, and not the “large sized” claims.

This can also be seen in an alternative representation of this data showing the distribution of claims by size.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

Figure 8.3: Distribution of claims awards for attritional mesothelioma claims: 2000 — 2004 (current money terms)

This chart has changed slightly since the previous report, most notably for the 2004/05 settlement year as this year now contains a full-year’s information.

The chart now shows that the 2001 settlement year appears to be skewed towards larger claims (around the $300,000 to $500,000 range) than most years surrounding it. Whilst 2004 appears to have a longer tail above $500,000, it is considerably shallower in the mid-range of claims and this has the effect of reducing the averages for 2004 relative to 2001.

In setting our assumption for mesothelioma, we have considered average awards over the last 3, 4 and 5 years in arriving at our valuation assumption.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

Figure 8.4: Inflated average awards and number of non-nil claims settlements for mesothelioma claims: 1991 to 2004

The chart above shows the historic variability in average claim sizes for mesothelioma varying from $165,000 to $270,000 in current money terms.

The average of the three years to 2004 is $242,000; the average of the last four years to 2004 is $246,000 and the average of the last five years is $245,000. If we remove 2001 from our analysis, recognising it as somewhat of an outlier relative to the other years, the average of the last five years is $239,000.

The reductions in these weighted averages relative to the previous report are because of the lower average award for the 2004/05 year and the high volume of claims with which this is associated (which gives more weight to the most recent year’s data).

In the circumstances we have chosen to maintain our previous assumption of $250,000 for the attritional average award based on consideration of the most recent four years of experience. This recognises the reductions in the absolute levels of the last three years whilst recognising the increasing average award for 2004 settlements relative to 2003.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

8.3	Asbestosis claims

For asbestosis, it can be seen from Table 8.1 that in 2003 the average settlement was anomalously high relative to recent experience.

We have again considered the averages of the last 3, 4 and 5 years.

Figure 8.5: Inflated average awards and number of non-nil claims settlements for asbestosis claims: 1991 to 2004

The chart shows the substantial variation in average awards though in part this is affected by the low numbers of claims settled in the older years.

The average of the last three years is $97,000; the average of the last four years is $97,000 and the average of the last five years is $94,000. These are not surprising given the relatively high average cost in 2003 and the substantial increase in claim numbers thereby giving greater weight to recent years’ experience.

We have selected $95,000 as our valuation assumption as being broadly in the middle of these three averages. This compares with our previous valuation assumption of $100,000.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

8.4	Lung cancer claims

Lung cancer average claims costs appear to have shown a considerable increase in the last five years relative to prior periods and appear to have been reasonably consistent since that time.

Figure 8.6: Inflated average awards and number of non-nil claims settlements for lung cancer claims: 1991 to 2004

At this valuation, we have continued to note increasing trends in average awards in 2004/05. We noted at our previous valuation that the assumption would need to be increased if the current year continued to show these trends. It has continued to increase and we have accordingly increased our assumption to $130,000. This compares with our previous valuation assumption of $110,000.

It should be recognised that this is not significant for the overall liabilities given that the liability for lung cancer claims accounts for less than 4% of the overall liability.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

8.5	ARPD & Other claims

We note the low volumes of claims, and the associated volatility this has brought to the average awards, is an inhibitor to the analysis of past trends.

Figure 8.7: Inflated average awards and number of non-nil claims settlements for ARPD & Other claims: 1991 to 2004

For ARPD & other claims, the average of the last three years is $84,000; the average of the last four years is $90,000 and the average of the last five years is $88,000. Accordingly, we have selected $90,000 as our valuation assumption.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

8.6	Workers compensation and wharf claims

The average award for non-nil workers compensation claims has increased substantially in the last two years, although it should also be noted that the number of non-nil settlements is currently about 3 per annum, compared with 6 to 8 per annum more than three years ago.

Figure 8.8: Inflated average awards and number of non-nil claims settlements for workers compensation claims: 1991 to 2004

The average of the last three years is $179,000; the average of the last four years is $130,000 and the average of the last five years is $120,000.

We have selected $135,000 as our assumptions for Workers Compensation claims, noting the variability in these which is not unsurprising given the small volume of claims and the high nil settlement rate. This has been based on the average of the last six years, excluding 2001 which was anomalously low.

For wharf claims, the average of the last three years has been $117,000; the average of the last four years has been $81,000 and the average of the last five years has been $82,000. The figure for the last three years has been distorted by the 2002 settlement year which involved 3 relatively large wharf settlements. Accordingly we have selected an average cost of $90,000.

The average costs for these classes is subject to considerable volatility given the relatively low number of non-nil settlements per annum; however, the materiality of these classes also needs to be borne in mind. The liability for

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

Workers compensation is less than 2% of the overall liability and wharf claims account for less than 1% of the overall liability.

8.7	Large claim size and incidence rates

To date, there have been 13 settled claims with claims awards in excess of $1m in current money terms. All of these claims are product and public liability claims and the disease diagnosed in every case is mesothelioma.

In aggregate they have been settled for less than $20m in current money terms, at an average cost of approximately $1.5m. We have noted one claim exceeding $3.5m in current money terms.

The incidence rate of large claims to non-nil settlements has been variable, dependent on the random incidence of large claims by settlement year.

Over the period 1990-2004 there have been 13 large claims compared with 1146 non-nil non-large claims settlements. This gives an incidence rate of 1.2%.

Since 1999, there have been 10 large claims compared to 752 non-nil non-large settlements, an incidence rate of about 1.3%.

These incidence rates are much lower than those reported at our last valuation.

We have assumed that there will be a large claim incidence rate of 1.5% prospectively over all future years, although it should be recognised that the incidence of such claims is random and fluctuations in this incidence rate can occur from year to year without necessarily changing the perception of the underlying average incidence rate.

With the number of mesothelioma claims settlements currently running at around 200-250 per annum, we are therefore expecting to observe approximately 3 or 4 large claims per annum.

We have taken the average costs from all years as our base assumption, given the small volume of such claims. This has been assumed to be $1.5m for the award and plaintiff legal costs with separate allowance also made for defendant legal costs. Implicitly this allows for the occasional $3.5m claim at an incidence rate broadly equivalent to past experience

As a consequence, the overall loading per non-nil mesothelioma claim to make allowance for large claims is $22,500 (being 1.5% x $1,500,000). This cost loading is applied to all non-nil settlements, resulting in an average loaded cost for non-nil mesothelioma claims of $272,500.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

We have made no allowance for any other large claims in relation to any other disease type as no other disease types have had claims settled in excess of $550,000 in actual money terms.

Figure 8.9: Scatter plot of large claims by report year

It should also be noted that there remain six claims open with award sizes estimated at costing in excess of $700,000. In particular, there remain 2 claims which are in excess of $1m. The average case estimate of these six claims is $994,000.

Our approach for reserving for these claims has been to take case estimates and apply a loading to the legal costs components.

8.8	Average defendant legal cost for non-nil and nil claim settlements

As with the average awards, we have modelled the defendant legal costs separately. We have also modelled “nil” claims and non-nil claims separately as they should portray different characteristics in relation to their legal costs.

We have again removed large claims from the analysis and treated them separately, applying a large claim loading and an incidence rate consistent with the underlying large claims.

We have used closure year as the base definition to allocate costs into years and given the lag between the award settlement and the closure year, distortions can arise from year to year depending on closure activity by the MRCF of claims files.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

8.8.1	Non-nil claims

For mesothelioma, we have determined an average defendant legal cost of $35,000 recognising that 2001 would have been influenced by the high average costs in that year.

For asbestosis, there are significant periods where there were no defendant legal costs settled in the year. We have determined an average of $25,000 per non-nil claim recognising the high averages that otherwise proliferate in the non-zero years.

For lung cancer, we have selected $12,500 although there is sparse data from which to estimate this amount. We recognise that there have been substantial averages in 1993 and 1996 but we are aware that these have been a result of precedent-setting cases, or matters involving key principles of law. It should also be recognised that the financial materiality of such an assumption is not expected to be significant given the low number of lung cancer claims and the relatively high nil settlement rate.

For ARPD & Other claims, we have selected $35,000 based on an average of the last three years.

For Workers Compensation claims we have selected $25,000 and for Wharf claims we have selected $15,000.

8.8.2	Nil claims

For mesothelioma, we have selected an average of $22,500 recognising that 2002 has been influenced by a significant case which resulted in no liability falling upon the MRCF.
For asbestosis, we have selected an average of $3,500 per nil claim recognising the low costs prevalent within this disease type for nil claims.

For lung cancer, again there is a scarcity of data, but we have selected $7,500 as our assumption, based on the three observations that there have been in the period 1994-2003. We note that there a small number of precedent-setting cases for which significant legal costs have been incurred but where the claim has not been closed.

For ARPD & Other claims, we have selected $15,000 based on an examination of the average of the last three, four and five years.

For Workers Compensation claims we have selected $7,500 and for Wharf claims we have selected $1,500.

8.9	Superimposed inflation

At our previous valuation, we indicated that an allowance of 2% per annum for superimposed inflation was appropriate. We identified a number of factors

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

to consider in setting this assumption. In our view, none of these have changed considerably to alter our view of the rate of future superimposed inflation.

Whilst the future rate of superimposed inflation is uncertain, and not predictable from one year to the next, we have maintained an allowance of 2% per annum as a long-term trend over all future years.

Again, it is comforting that the average claim costs appear to have been stable in the last few years, although the emergence of new or expanding heads of damage does not tend to proceed smoothly but rather is more “lumpy”.

We have reviewed the rate of inflation of claims costs by settlement year for the last 13 years for mesothelioma claims.

Table 8.3 shows the rate of inflation from one year to the next, as well as the rate of inflation per annum from the year of settlement to the present day.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

Table 8.3: Rate of inflation of attritional mesothelioma awards

			Annual
Plaintiff			Inflation from
Settlement		Rate of	settlement
Year	Average Award	Inflation	year to 2004
1991	155,893		3%
1992	117,670	-25%	6%
1993	125,405	7%	6%
1994	150,938	20%	5%
1995	120,483	-20%	8%
1996	120,753	0%	9%
1997	139,060	15%	8%
1998	133,797	-4%	10%
1999	178,217	33%	6%
2000	203,730	14%	4%
2001	240,122	18%	0%
2002	232,836	-3%	2%
2003	225,031	-3%	7%
2004	240,217	7%

These figures do not match the figures in Table 8.1 owing to the inflation adjustment included in Table 8.1 and no such adjustment included above.

Table 8.3 shows the rate of increase of awards from year to year and also the annualised rate of inflation to 2004. For example, the average award in 1999 showed a 33% increase over the average award in 1998. Furthermore, the rate of increase annually from 1999 to 2004 has been 6% per annum for five years.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

Although the last three years have shown a fairly stable average award size, we are of the opinion that going forward allowance for superimposed inflation needs to be made given the random incidence of legal developments and the emergence of new heads of damage.

As can be seen the average rate of inflation can be extremely volatile from year to year, as low as -25% and as high as +33%. The annual rate of inflation for most settlement years to the present day appears to be in the range 4% to 6% generally and the average rate of annualised inflation has been 5.7% per annum since 1991 (or 5.9% since 1993).

It should be noted that the actual rate of inflation within any one year, and the extent to which superimposed inflation arises in any one year is not in itself readily estimable but rather is a function of a whole range of factors.

The actuarial approach for this report is to take an average view to be applied over the long-term noting that there will necessarily be deviations from this average on an annual basis.

We have adopted an overall rate of claim cost inflation of 6% per annum, comprising broadly of 4% per annum for base (wage) inflation and superimposed inflation of 2% per annum.

8.10	Ageing of claimants

We have analysed the age pattern of the claimants to understand how this is trending over time. This is important in consideration of the extent of both base and superimposed inflation in claims costs as a result of the age of claimants. Young claimants will be associated with higher awards, owing to the earnings replacement component. Furthermore, greater awards for loss of expectation of life would be expected.

Within our assessment of a reasonable level of base inflation to assume in section 6.3 we noted the impact of claimant ageing as one factor leading to lower base inflation than is strictly implied by the financial markets.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

Figure 8.10: Age profile of claimants: 1991/92 to 2004/05 by report year

The chart above indicates that claimants continue to age (on average) by more than 0.57 years per year, increasing from 59 years in 1991 to almost 70 years by 2004. This has the effect of negating some aspects of emerging claims inflation. This is because part of the award relates to economic loss and loss of expectation of life and awards for these are in part a function of age.

The annual increasing age of claimants has reduced slightly from 0.61 years at our previous valuation.

It can be seen that the youngest claimant in the 2004/05 year was only 32 years of age; the fall in the youngest age relative to our previous report is a consequence of the extra 5.5 months of claims notification data for the 2004/05 year which included this 32-year old claimant.

It is comforting to note that, at this time, the age profile of claimants is fairly stable. The data does not indicate a considerable increase in the number (and proportion) of younger claimants. Such an increase would be reflected in the graph by more of the lines in the chart showing a downward, rather than upward, trend. This would potentially indicate an increasing incidence of “third wave” related claims and would tend to lead to a lowering in the average age, and which would also tend to lead to higher average awards, including economic loss compensation, and possibly extending the future claims reporting pattern and timeframes.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

9.	ANALYSIS OF CLAIMS EXPERIENCE - NIL SETTLEMENT RATES

9.1	Nil settlement rate
We have modelled the nil settlement rates, being the number of nil settlements expressed as a percentage of the total number of settlements. It should be noted that the nil settlement rate in these tables have (generally) reduced since the last valuation; this being especially so for the recent settlement years, although some ratios have increased.

Table 9.1: Nil settlement rates by class and disease type

Plaintiff						Workers
Settlement	Mesothel	Asbestos	Lung	ARPD &		Compen
Year	ioma	is	Cancer	Other	Wharf	sation
1991/92	15%	50%	50%	20%	100%	89%
1992/93	34%	13%	0%	29%	100%	80%
1993/94	18%	33%	33%	50%	67%	74%
1994/95	20%	15%	57%	50%	63%	53%
1995/96	16%	9%	33%	25%	33%	81%
1996/97	20%	29%	20%	50%	100%	71%
1997/98	42%	29%	27%	57%	0%	84%
1998/99	32%	54%	39%	36%	100%	88%
1999/00	14%	26%	27%	19%	17%	76%
2000/01	8%	11%	35%	14%	50%	87%
2001/02	24%	16%	39%	27%	23%	86%
2002/03	13%	5%	38%	21%	60%	80%
2003/04	13%	7%	33%	19%	50%	96%
2004/05	14%	20%	25%	23%	0%	94%

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

9.2	Mesothelioma claims

The nil settlement rates for mesothelioma have shown some degree of volatility between settlement years.

Figure 9.1 shows the number of claims settled for nil cost, the number of claims settled for a non-nil cost and the implied nil settlement rate for each settlement year.

Figure 9.1: Mesothelioma nil claims experience: 1991 to 2004

The 1997/98 observation of a nil rate of 42% is the highest year in this respect.

During the last seven years, the rate has varied between 8% and 32%. There is no visible trend in the rate of nil settlements in the past experience.

We have considered the average of the last 3, 4 and 5 years separately when considering the assumption to use.

The last three years have averaged 14%, the last four years have averaged 16% and the last five years have averaged 15%.

In setting our assumption for the future nil settlement rate, we have also had regard to the method for setting the prospective average cost.

We have set the assumption for the average cost of a non-nil claim by consideration of the experience of the last four years giving credibility to the period 2001-2004.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

We have taken the same approach for the nil settlement rate. We have done this because the nil settlement rate and the average cost per non-nil claim are inextricably inter-linked. In setting the nil settlement rate we have also paid attention to the average cost per attritional claim for each settlement year, being the total cost of attritional claims divided by the total number of attritional settlements for that year. This could also be thought of, for a given settlement year, as:

Average cost per non-nil claim x (1 – nil settlement rate)

Overall this result has been more stable than each of the assumptions separately, varying between $203,000 and $218,000 over the last five years, and with a weighted average in the last three to five years ranging between $207,000 and $209,000.

In these circumstances we have assumed a future nil settlement rate of 15%. This is reduced from the previous valuation where an assumption of 17.5% was adopted. In part, this is due to the continuing low rates from the past three years to which we have now given substantially more weight with the completion of the 2004/05 year.

Taking into account the assumed average cost per non-nil claim of $250,000 and a nil settlement rate of 15%, the average cost per claim is $212,500 (being 85% x $250,000) which is comfortably in the range of figures historically observed and higher than the averages of a number of periods.

We do note our earlier comments about the increases in number of claims in which the MRCF are being joined in Victoria. This might have the potential to increase the rate of nil settlements, or reduce average costs but we have not seen sufficient evidence of this yet and would not postulate this within our central estimate at this time.

Overall the proportion of zero claims for past years continues to change both up and down but the actual number in the movements are quite small.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

9.3	Asbestosis claims

As with mesothelioma, the asbestosis nil settlement rates have been fairly volatile. They have also shown a similar pattern to mesothelioma in the last six years.

Figure 9.2: Asbestosis nil claims experience: 1991 to 2004

The nil settlement rate fell to a low of 5% in 2002 but has since risen, with the most recent year showing a nil settlement rate of 20%.

We have reviewed the averages rate over the last 3, 4 and 5 years in determining our assumption.

The last three years have averaged 11%, the last four years have averaged 12% and the last five years have averaged 12%.

In these circumstances we have assumed a nil settlement rate of 12%.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

9.4	Lung cancer claims

The historic data has moved substantially with the nil settlement rates reducing considerably from that previously reported.

In part this has been due to claims previously appearing settled for nil now not being nil settlements.

With a small volume of claims (21 for 2003/04) the movement of 1 or 2 claims from nil to non-nil has a substantial impact, of up to 10 percentage points.

However, it should be noted that the overall liability for lung cancer claims is only 4% of the total, so that these movements do not cause significant changes to the estimate of future liabilities.

Figure 9.3: Lung cancer nil claims experience: 1991 to 2004

The average of the last three years for lung cancer claims has been 32%, the last four years have averaged 34% and the last five years have averaged 34%. In these circumstances we have selected 32% as the future nil settlement rate.

This rate could also be affected in the future by legal changes to the division and acceptability of claims in relation to claimants who have also smoked and the contribution of smoking to the incidence of lung cancer.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

9.5	ARPD & Other claims

As with asbestosis, there has been significant volatility in the historic nil settlement rates, given the low numbers of claims for this disease category.

Figure 9.4: ARPD & Other nil claims experience: 1991 to 2004

The average for the last three years for ARPD & Other claims has been 21%, the average for the last four years has been 22% and the average for the last five years has been 21%.

Accordingly, we have selected 20% as our nil settlement rate assumption for this class of disease.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

9.6	Workers compensation claims

The nil settlement rates for workers compensation are extremely high, and are reflective of the increasing portion of claims which emanate from post-1955 exposure and are therefore fully insured.

Figure 9.5: Workers compensation nil claims experience: 1991 to 2004

The average nil settlement rate of the last three years is 94%, the average of the last four years is 93% and the average of the last five years is 92%.

We have selected a rate of 90% and this compares with a previous assumption of 85%.

It is interesting to note that an increasing number of nil settlements (rather than small average awards) has also been correlated to increasing average awards for non-nil settlements. However, as a consequence, the average cost per claim (being the average cost per non-nil claim multiplied by the non-nil settlement rate) is relatively unchanged at $13,500 compared with $15,000 at the previous valuation.

9.7	Wharf claims

For wharf claims, the average of the last three years is 45%, the average of the last four years is 34% and the average of the last five years is 36%. Accordingly we have selected 35%.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

10.	OTHER FACTORS

10.1	Overview

This section of the report is intended to address matters for which separate projections and considerations may well be required.

Consequently, at some valuations, this section of the report may well be blank, indicating no special circumstances warranting separate attention in the year.

At this valuation, we have decided it appropriate to make separate allowance for the potential costs of Baryulgil.

Whilst previous projection will have included allowance for Baryulgil to the extent that such claims had arisen in prior periods of reporting, the visit of the DDB Lung Bus to Baryulgil and the provision to us of additional detailed exposure information meant that separate consideration of the exposures from this source were important and required.

10.2	Exposure information of Baryulgil

We have detailed in section 2.2 of this report our understanding of the history of ownership of Baryulgil mine.

Figure 2.1 shows the exposure information we were provided with in assisting in our determination and assessment.

It can be seen that there were on average up to 40 workers employed at the mine and that in total there were 350 workers employed throughout the lifetime of the mine’s ownership under James Hardie.

We are also aware that the population not employed at the mine was around 100 people (on average), based on total Baryulgil populations of between 100 and 200 at any one time.

10.3	Experience to date

There have been 32 product and public liability claims (23 unique claimants) filed to James Hardie costing $1,328,000, inclusive of legal costs of $586,000.

To date Baryulgil has not generated substantial claims costs because most of the claims were settled in the 1980s when awards were considerably lower – with average payments by James Hardie of the order of $50,000 to $100,000 per claim.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

It is of note that James Hardie tended to bear only around one-third to one-half of the liability, although in part this is due to 12 claims in which James Hardie was found to be not liable.

10.4	Methodology

Our approach to assessing the potential cost of these claims is to construct an estimate of the number of such claims and their assumed average award size.

We have split the costs between workers compensation and public and product liability.

10.4.1	Projection of the future numbers of claims

Our first step is to project the number of claims for Workers Compensation and Public and Product Liability separately.

Workers Compensation

We have been provided with the worker details from the Parliamentary Inquiry. This data shows certain details of the workers, including start and end dates of employment at Baryulgil and the length of service at Baryulgil mine.

From this information we have been able to project the number of person-years of exposure in each year from 1944 to 1979. Figure 2.1 shows this information.

From this exposure, we have then projected the total number of claims we would anticipate to receive from Baryulgil by reference to the assumed latency periods of each of mesothelioma, lung cancer and asbestosis and by reference to the ultimate incidence rate by occupation for Australia as a whole. Within this we have had specific regard to the implied incidence rate for Wittenoom mineworkers.

Product and Public Liability

In relation to the non-workforce population, we have assumed that the non-workforce exposure broadly tracks that of the workforce. This is not unreasonable given the size of the population of Baryulgil (between 100 and 200 people at any one time) and the reliance of the population upon the mine for providing work.

Based on this relationship, we have applied a factor of 2 to arrive at the number of product liability claims relative to the number of workers compensation claims. We have arrived at this factor by considering that the population of Baryulgil of between 100 and 200 people would have included approximately 40 people working at the mine who would be covered by the

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

workers compensation claims. Therefore the non-workforce population was between 60 and 160, or 1.5 to 4 times the workforce.

10.4.2	Projections of average costs

In setting our average claim award assumptions, we have considered typical awards payable within the Dust Diseases Tribunal.

We have assumed that James Hardie would be liable for around 70% of the claim cost for Workers Compensation, being that the majority of the exposure took place whilst James Hardie owned the mine (1944 to 1976) and noting Marlew Mining now being in liquidation.

This provides an average award size broadly consistent with that previously assumed for mesothelioma claims. In relation to other disease types, we have scaled average awards accordingly.

To these average claim awards, we have also added defence costs for James Hardie estimated at $30,000 per claim and plaintiff legal costs estimated at $56,000 per claim.

10.4.3	Insurance Recoveries

We have assumed that there are no insurance recoveries available under the Product and Public Liability programme as all exposures relate to periods prior to 1977, the insurance for which has been commuted with QBE.

We have modelled the Workers Compensation insurance programme using the indemnity limits in place by year of exposure provided to us by Allianz and James Hardie.

10.5	Summary results

We have estimated the number of future unique claims to be 60, around 2.6 times the current number reported to date (23).

We have estimated the cashflows consistent with these projections and the undiscounted liabilities to the Liable Entities, taking into account the insurance available in relation to Workers Compensation, have been assessed as $19.93m and the discounted value of the liabilities have been assessed as $12.45m.

Further detail is available in the appendices.

10.6	Uncertainty

We caution that the ultimate cost of Baryulgil could fall outside this range, either higher or lower, depending on:

•	The actual number of claims ultimately materialising from Baryulgil,

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

•	The extent of “catch-up” that might exists as a result of the DDB lung bus’ visit. That is to say, the extent to which there may be an accumulation of claims emerging as a result of its extensive testing of the community. We have made some moderate allowance for this occurring,

•	The proportion of the claims cost borne by James Hardie,

•	The size of the awards payable to the miners and the population generally deviating from the averages assumed (and previously observed within the Dust Diseases Tribunal)

•	The awareness of individuals (in relation to non-mesothelioma diseases) to increasingly claim for compensation,

•	The potential for additional claims to be made by individuals from residential settlements in close proximity to Baryulgil as a result of the work of the mine and the use of products from the mine.

We have made no allowance for the cost of claims arising from other proximate populated settlements, or from product manufacturers cross-claiming against the mine for contribution by the owners of the mine; for example, as the potential supplier of raw asbestos.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

11.	INSURANCE PROGRAMME

11.1	Overview

Until 1985, James Hardie had in place General and Products liability insurance covers with a $1m primary policy layer. These were “each and every loss” contracts which were placed amongst a number of insurance providers on a claims-occurring basis.

In addition, James Hardie maintained further “umbrella” insurance contracts, with varying retentions and policy limits. These contracts had the form of an “each and every loss” and “in the aggregate” clause, so that they were similar to aggregate excess of loss contracts. That is, they paid all costs arising from claims with exposure in a specified year from the retention up to the relevant policy limit. All claim costs in relation to a given year in excess of the limit would be retained by James Hardie or the MRCF.

The umbrella policies were placed on two bases:

•	For the period up to and including 1985 they were on a claims-occurring basis;

•	For the period 1986-1997 they were on a claims-made basis, underwritten by CE Heath C&G, who are now part of the HIH Group of companies in liquidation, who then reinsured some of the layers.

We have not considered within this report the nature of the Workers Compensation insurance programmes other than only insofar as the insurance indemnity limits do not cover the liability attaching to the claim. We have assumed they will respond accordingly and as such we neither consider the gross liabilities of those contracts or the credit risk from such contracts.

We have based our understanding of the insurance programme on public disclosures made within the Special Commission of Inquiry. Of relevance is the disclosure of information within the James Hardie submission to the Commission in relation to Term of Reference 1. This document includes some detailed analysis of the insurance programme structure, and the scope of insurance protection available. This information is publicly available.

Furthermore, we have supplemented our own work and information in relation to the insurers and the insurance programme with work undertaken by Eakin McCaffrey Cox for the MRCF which was completed in August 2004. This has enabled the identification of certain insurance placements not evidenced to us based on the information previously available to us.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

We also refer to information contained within our previous report outlining the level of insurance recoveries that might be made.

11.2	Allowance for recoveries

It should be noted that we have only made allowance for insurance recoveries on the period of exposure and insurance placement up to 1985.

We have also allowed for the value of the QBE commutation entered into in June 2000 for a consideration of $3.1m per annum for 15 years to 30 June 2014.

Insurance protection purchased from 1986 onwards was placed on a “claims made” basis and as such does not provide protection or recoveries against the cost of future claim notifications.

We note that a $60m claim has been made by the MRCF against HIH in relation to the insurance programme on the 1989-1997 years. We have assumed that this recovery will be subject to dispute and have not attempted to estimate a recovery at this time. It should be noted that our decision is an actuarial one and is not based on consideration of the legal arguments that might be presented by the MRCF, by HIH or by the reinsurers.

We present no legal opinion, and have not based our assessment on any such legal opinion, as to the admissibility of the claim or the expected recovery under the claim.

11.3	Bad debt allowance

We have made allowance for bad debts within our valuation by use of the default rates in Appendix A. These have been sourced from Standard & Poors’ Rating Performance Book, March 2004 and are based on bond default rates.

We have considered the credit rating of the insurers of the Liable Entities and applied the relevant bond default rates to the expected future cashflows by year, treaty and insurer.

In relation to those contracts where CE Heath appeared to underwrite some of the insurance and then reinsure it into the market, we have assumed that no cut-through from the reinsurers directly to the MRCF will take place and have instead assumed that these insurance recoveries will rank alongside other creditors of HIH.

We note that this is not based on legal opinion and we pass no such opinion.

Were pass-through to be achieved this would be expected to increase the level of insurance recoveries.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

11.4	Expected recoveries

Table 11.1 shows the insurance recoveries and the bad debt allowances that we have made within our valuation assessment on both a discounted and an undiscounted basis.

Table 11.1: Insurance recoveries at 31 March 2005

	Undiscounted	Discounted
	($m)	($m)
Gross Liability	4,056.6	1,892.5
QBE Recovery	(31.0)	(23.7)
Other Insurance	(513.5)	(226.3)
Net Liability before Bad Debt	3,512.1	1,642.5
Bad Debt	91.6	42.4
Net Liability after Bad Debt	3,603.7	1,684.9

As such, the insurance recoveries (after allowing for bad debt) are 11.0% of the gross costs.

The overall bad debt allowance amounts to $42.4m of the present value of the projected insurance recoveries of $226.3m, or around 19% of the expected insurance recoveries.

The insurance assets estimated to be potentially available ($514m) has increased owing to the identification of parts of the insurance programme for which we had previously not been able to identify where it was placed. However, much of that placement appears to have been with CE Heath Underwriting in Melbourne, and accordingly the bad debt allowance (being as that entity is part of HIH) has risen.

In determining our net liability above, we have assumed that the current insurance contracts of the Liable Entities will continue to respond to gross claims we have projected as they fall due. Other than making a general credit risk allowance in valuing these recoveries, we have assumed they will otherwise be fully recovered. Similarly, we have assumed other third-party recoveries under by-claims and subrogation recoveries will be realised in full.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

To the extent that one or more significant insurers fail in future, dispute payments to the Liable Entities and/or negotiate commutations of their obligations for less than our valuation allowance, then the net liabilities of the Liable Entities would increase accordingly. For example an event resulting in a loss of 10% of the anticipated insurance recoveries included in our valuation would increase the net liability by approximately $21 million.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

12. VALUATION RESULTS

12.1 Central estimate liability

At 31 March 2005, our central estimate of the net liabilities of the Liable Entities is $1,684.9m (June 2004: $1,536.0m). This figure is discounted and is net of insurance recoveries.

A detailed summary of the components of this is shown in Appendix B and the assumptions underlying this are summarised in Appendix D.

We have estimated the insurance recoveries to be $453.0m undiscounted (June 2004: $469.5m) and $207.6m discounted (June 2004: $196.6m). All of these figures make allowance for the QBE commutation and also net off any impact of bad debt on some of the insurance recoveries as a result of the insolvencies or potential credit risk of some of the insurers.

Table 12.1 shows the effects of inflation and discounting between the current and the previous assessments.

Table 12.1: Comparison of costs: June 2004 to March 2005

	March 2005			June 2004
	$m			$m
	Gross	Insurance	Net	Net
Total projected cashflows in current dollars (uninflated and undiscounted)	1,885.3	218.4	1,666.9	1,615.6
Future inflation allowance (base and superimposed inflation)	2,171.3	234.6	1,936.8	1,970.0
Total projected cash- flows with inflation allowance	4,056.6	453.0	3,603.7	3,585.6
Discounting allowance	(2,164.1)	(245.4)	(1,918.8)	(2,049.6)
Net present value liabilities	1,892.5	207.6	1,684.9	1,536.0

The insured Workers Compensation liabilities are not included in either the gross or insurance figures. This does not impact our net liability assessment. However, it is noted that the gross

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

liability before insurance, and the insured liability offset, are “technically” understated by the amount of these particular insured liabilities.

We have made no allowance within this valuation report for any potential savings resulting from the NSW Government Review into the legal and administrative costs of dust diseases compensation claims.

We have not allowed for any internal claims administration costs or the operational expenses of the MRCF or the SPF in the liability assessment.

The total projected cash-flows in the above table (inflated, pre discount) have increased by $18m (from $3,586m to $3,604m). However, after taking into account the estimated payments made in the interim period, of $60m, the underlying cashflows have increased by $78m or 2.2% of cashflows.

In the absence of any change to the claim projection assumptions from our 30 June 2004 valuation, but allowing for the change in the discount rate, we would have projected a discounted central estimate liability of $1,629.4m as at 31 March 2005. Consequently, our revised assessment in this report represents an increase in the underlying projected liabilities of $55.5m.

The larger part of this increase in the underlying projected liabilities ($31m) is principally a consequence of:

•	An increase in the projected future numbers of claims which we have adopted based on the recent emerging experience;

•	A reduction in the proportion of claims which will settle for nil cost; and

•	A lower assumed overall average cost per claim based on recent trends which partly offsets the increased numbers of claims.

In addition, we have:

•	Included a specific additional provision for potential claims from Baryulgil in light of the recent visit by the DDB Lung Bus noting that to the extent such claims existed in past claims history they would already have had some allowance within our liability assessment; and

•	Made other minor changes to settlement patterns and to expected insurance and subrogation recoveries.

12.2	Roll forward valuation from June 2004 assessment

At the previous assessment, our central estimate was $1,536.0m. Factoring in the payments that have been expected to be made in the 9 months, and the amount of the discount that should be unwound (i.e. the interest charge), the reserve at 31 March 2005 that would have been expected in the absence of any changes to the assumptions, from the 30 June 2004 valuation, would have been $1,569.8m.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

The actual reserve at 31 March 2005 is $1,684.9m so that the comparable increase in liability is $115.1m.

Of this, the reduction in the discount rate which is applied to the cashflows has contributed an increase in liability of $59.6m. As such, the underlying increase in the discounted value of the liability as a result of changes to the underlying assumptions has been $55.5m, as shown in the table below.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

Table 12.2: Analysis of change: June 2004 to March 2005

	Change in Liability	Liability at March 2005
	$m

Expected liability at 31 March 2005 resulting from the June 2004 valuation		1,569.8
Change in discount rate	59.6

Expected liability adjusted for current discount rate		1,629.4
Impact of Change due to:
- Increased claim numbers	88.4
- Reduced nil settlement rate	35.8
- Reduced average claims costs	(93.4)
- Emerging experience on reported claims	15.8
- Increased “by-claim” recovery rate	(1.7)
- Faster settlement pattern	(9.1)

- Changes to claims experience assumptions	35.8

- Insurance recoveries (including bad debt)	7.2
- Increased Baryulgil allowance	12.5

Total development in liability at 31 March 2005	55.5

Liability at 31 March 2005		1,684.9

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

12.3	Superimposed inflation and legal costs

We have again identified the elements of legal costs and superimposed inflation within our valuation. This is important for the purposes of consideration of the potential savings that might be achievable as a result of the NSW Government Review.

Table 12.3: Breakdown of components of liabilities

	Liability	Liability
	at June 2004	at March 2005
Claim costs (excl. all legal costs and superimposed inflation)	$896.4m	$995.5m
Superimposed inflation: claims costs	$230.1m	$253.7m
Total legal costs (plaintiff and defendant costs)	$409.5m	$435.7m
Total Liability	$1,536.0m	$1,684.9m

Based on the above figures, the liability for legal costs amounts to $436m.

This can be expressed as 29.9% of the gross cost of settlements by the Liable Entities to plaintiffs, being $436m / ($1,893m - $436m)

This can also be expressed as 34.9% of the net cost of settlements by the Liable Entities to plaintiffs, being $436m / ($1,685m - $436m)

Superimposed inflation contributes $254m to claim costs.

In aggregate, legal costs and superimposed inflation contribute $689m to the net cost to the Liable Entities, and this is 40.9% [= $689m / $1,685m] of the total costs and liabilities of the Liable Entities.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

12.4	Detailed analysis of the forthcoming three years cashflows

The financing of the SPF is to be made based on a rolling 3-year cashflow, subject to cashflow caps determined by reference to James Hardie’s operating cashflow.

We provide below a detailed table of the next three year’s cashflows both gross and net of insurance recoveries and split in a manner consistent with the liability components set out in Appendix B.

Table 12.4: Projected 3-year cashflow ($000)

	2005/06	2006/07	2007/08
Mesothelioma claims	66,995	67,871	73,221
Lung Cancer claims	2,967	3,033	3,076
Asbestosis claims	10,682	10,915	11,200
ARPD & Other claims	3,427	3,414	3,401
Defendant Legal Costs	7,320	8,591	10,138
Workers Compensation	730	809	871
Workers Compensation Legal Costs	321	381	447
Wharf Claims	920	848	775
Wharf Legal Costs	127	119	113
Baryulgil claims	1,318	1,304	1,281
Cashflow before insurance and other recoveries	94,808	97,285	104,522
By-claim recoveries	1,151	1,172	1,251
Cashflow before insurance recoveries	93,656	96,113	103,271
Insurance recoveries	9,559	15,095	14,170
Net cashflow	84,098	81,018	89,102

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

12.5	Cashflow projections

Figure 12.1 shows a comparison of the projected net cashflows (at central estimate) underlying our current valuation and our previous assessment.

Figure 12.1: Cashflow projections – March 2005 ($m)

The underlying cashflows for this chart are detailed in Appendix C.

It can be seen from the chart that the overall impact of the changes to the assumptions has not substantially changed the cashflow profile compared with our previous assessment, either on a gross or net basis.

Given the extremely long-tail nature of asbestos-related liabilities, a small change in an individual assumption can have a significant impact upon the cashflow profile of the liabilities.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

13.	UNCERTAINTY

13.1	Overview

There is uncertainty for any valuation of the liabilities of an insurance company or a self-insurer. The sources of such uncertainty include:

•	Parameter error – this is the risk that the parameters and assumptions chosen ultimately prove not to be reflective of future experience

•	Model error – this is the risk that the model selected for the valuation of the liabilities ultimately prove not to be adequate for the projection of the liabilities

•	Legal developments – this is the risk that the legal environment in which claims are settled changes relative to its current and historic position thereby causing significantly different awards

•	Inflation

•	Economic environment

•	Potential sources of exposure – this is the risk that there exist sources of exposure which are as yet unknown or unquantifiable, or for which no liabilities have yet been observed, but which may trigger future claims.

In the case of asbestos liabilities, these uncertainties are exacerbated by the extremely long latency period from exposure to onset of disease and notification of a claim, resulting in the claims being subject to considerably more legal and medical developments and the impact of a changing environment. Asbestos-related claims often take in excess of 40 years from original exposure or event, compared with 4-5 years for most Comprehensive Third-Party or Workers Compensation claims.

13.2	Sensitivity testing

As we have noted above, there are many sources of uncertainty. Actuaries often perform “sensitivity testing” to identify the impact of different assumptions as to future experience, thereby providing an indication of the degree of parameter error risk to which the valuation assessment is exposed.

Sensitivity testing may be considered as being a mechanism for testing “what will the liabilities be if instead of choosing [x] for assumption [a] you choose [y]?” It is also a mechanism for identifying how the result will change if experience turns out different in a particular way relative to that which

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

underlies the central estimate expectations. As such, it provides an indication of the level of variability inherent in the valuation.

We have performed some sensitivity tests of the results of our central estimate valuation. We have sensitivity tested the following factors:

•	nil settlement rate: 5 percentage points above and below our best estimate assumption.

•	average claim cost of a non-nil claim: 10% above and below our best estimate assumption.

•	peak year of claims: increase/decrease by 1, 3 and 5 years

•	number of claims notified: 5% above and below our best estimate assumption.

•	superimposed inflation: 2% superimposed inflation for 5 years reducing to –2% after a further five years; and 6% superimposed inflation for the next five years, linearly reducing to 2% after a further five years.

•	discount rates: 1 percentage points above and below our best estimate assumption

•	base inflation: 1 percentage points above and below our best estimate assumption

The factors we have chosen are consistent with those we sensitivity tested at our previous valuation.

There are other factors which influence the liability assessment and which could be sensitivity tested, including:

•	Insurance recoveries

•	The by-claim recovery rate

•	The pattern of claim notifications and

•	The pattern and delay of claim settlements from claim notification

We have not sensitivity tested these factors noting them to be of less financial significance or uncertainty individually, although in aggregate they could be of more significance.

13.3	Results of sensitivity testing

Figure 13.1 shows the impact of various individual sensitivity tests on the discounted central estimate of the liabilities, and of a combined sensitivity test of a number of factors.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

It should be noted that although we have tested multiple scenarios of each assumption, one can not gauge an overall potential range by simply adding these tests together.

It should also be noted that because of the interactions between assumptions, the maximum range will not be the sum of the constituent parts. Rather it is important to recognise that it is unlikely that all assumptions would deteriorate together, and there are often compensating upsides to the downsides that can arise. This is especially so when considering the inter-dependencies and correlations between parameters, such as higher inflation often being associated with higher discount rates: the former would increase the liabilities whilst the latter would decrease the liabilities. As such, in the figure below, we have considered the relationship between base inflation and the discount rate as the key sensitivity test rather than each assumption independently.

Figure 13.1: Sensitivity testing results – Impact around the central estimate (discounted) (in $m) at March 2005

*	The superimposed inflation sensitivity tests are for 6% per annum for 5 years reducing to 2% per annum; and 2% per annum for 5 years reducing to –2% per annum

Whilst our combined sensitivity test of a number of factors (including superimposed inflation, average claim costs and numbers of claims) indicates a range around the central estimate of liabilities of -$600m to +$900m (equivalent to a range of liabilities of $1.1bn to $2.6bn), the actual cost of

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

liabilities could fall outside that range depending on the out-turn of the actual experience.

The above chart may imply that the single most sensitive assumption is potentially the peak year of claims. This is related to the fact that the most substantial uncertainty is the ultimate number of claims that may eventuate against the Liable Entities. Shifting the peak year by 5 years to 2015/2016 for mesothelioma would imply an increase in the future number of mesothelioma claims reported (both at a national level and to the Liable Entities) of around 50%.

It should also be noted that inflation has an effect on these figures for the peak year of claims. At this valuation, the rate of claim inflation exceeds the rate of discounting and as such, the change in the assumption of the peak year will lead to considerably more downside risk than upside risk in relation to the discounted values.

We have also performed this analysis on the undiscounted cashflows. The chart below shows how the results change for the undiscounted cashflow projections for each of the scenarios.

Figure 13.2: Sensitivity testing results – Impact around the central estimate (undiscounted) (in $m) at March 2005

*	The superimposed inflation sensitivity tests are for 6% per annum for 5 years reducing to 2% per annum; and 2% per annum for 5 years reducing to –2% per annum

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities for James Hardie Industries NV

Whilst our combined sensitivity test of a number of factors (including superimposed inflation, average claim costs and numbers of claims) indicates a range around the central estimate of liabilities of -$1.6bn to +$2.3bn (equivalent to a range of liabilities of $2.0bn to $5.9bn), the actual cost of liabilities could fall outside that range depending on the out-turn of the actual experience.

Our sensitivity testing has regard only to matters potentially impacting the liability assessment. It does not consider, or take into account, the manner in which the liabilities may be funded by the MRCF or James Hardie. The extent to which the assets held do not match the liabilities (for example, non-income earning assets, currency risk or duration mismatch) could introduce further uncertainty as to the eventual cost of meeting the liabilities. As noted in Section 1.6, consideration of such investment risks is outside the scope of this report and is a matter for the MRCF and James Hardie to consider separately.

KPMG Actuaries Pty Ltd

APPENDICES

KPMG Actuaries Pty Ltd

A. Credit rating default rates by duration

Rating	Yr. 1	Yr. 2	Yr. 3	Yr. 4	Yr. 5	Yr. 6	Yr. 7	Yr. 8	Yr. 9	Yr. 10	Yr. 11	Yr. 12	Yr. 13	Yr. 14	Yr. 15

AAA	0.0%	0.0%	0.0%	0.1%	0.1%	0.2%	0.3%	0.4%	0.4%	0.5%	0.5%	0.5%	0.5%	0.6%	0.7%
AA+	0.0%	0.0%	0.0%	0.1%	0.2%	0.3%	0.4%	0.4%	0.4%	0.4%	0.4%	0.4%	0.4%	0.4%	0.4%
AA	0.0%	0.0%	0.0%	0.1%	0.1%	0.2%	0.3%	0.5%	0.6%	0.8%	0.9%	1.0%	1.2%	1.3%	1.4%
AA-	0.0%	0.1%	0.2%	0.4%	0.6%	0.7%	1.0%	1.1%	1.2%	1.3%	1.5%	1.7%	1.7%	1.8%	2.0%
A+	0.1%	0.1%	0.3%	0.5%	0.6%	0.8%	1.0%	1.2%	1.5%	1.8%	2.1%	2.4%	2.7%	2.9%	3.2%
A	0.1%	0.1%	0.2%	0.3%	0.5%	0.7%	0.9%	1.2%	1.4%	1.8%	2.2%	2.4%	2.6%	2.7%	3.0%
A-	0.0%	0.2%	0.4%	0.6%	0.9%	1.2%	1.6%	1.8%	2.2%	2.4%	2.5%	2.7%	2.8%	3.0%	3.2%
BBB+	0.3%	0.9%	1.6%	2.2%	2.8%	3.5%	4.0%	4.4%	4.9%	5.4%	5.8%	6.1%	6.7%	7.5%	8.4%
BBB	0.3%	0.7%	1.1%	1.7%	2.4%	3.0%	3.7%	4.5%	5.1%	5.9%	6.8%	7.3%	7.9%	8.2%	8.8%
BBB-	0.5%	1.5%	2.6%	4.1%	5.5%	6.9%	7.9%	8.7%	9.4%	10.2%	10.9%	11.8%	12.3%	13.1%	13.8%
BB+	0.6%	2.1%	4.3%	6.1%	7.6%	9.2%	10.8%	11.5%	12.7%	13.7%	14.4%	14.9%	15.2%	15.6%	16.5%
BB	1.2%	3.4%	6.2%	8.6%	11.0%	13.4%	15.1%	16.6%	18.1%	19.1%	20.3%	21.1%	21.5%	21.6%	21.6%
BB-	2.0%	5.7%	9.6%	13.2%	16.3%	19.1%	21.3%	23.4%	25.3%	26.7%	28.0%	28.8%	30.0%	30.7%	31.5%
B+	3.2%	8.9%	14.2%	18.8%	22.0%	24.4%	26.7%	28.6%	30.1%	31.6%	32.9%	34.1%	35.2%	36.4%	37.5%
B	9.0%	17.9%	24.3%	28.4%	31.5%	34.1%	35.5%	36.7%	37.7%	38.6%	39.5%	40.7%	41.9%	42.8%	44.0%
B-	13.0%	23.6%	31.5%	36.2%	39.2%	41.6%	43.8%	45.4%	45.9%	46.5%	46.9%	47.1%	47.4%	47.6%	47.9%
CCC+	30.9%	39.8%	45.5%	49.5%	53.0%	53.4%	55.5%	56.1%	57.6%	58.4%	59.3%	60.1%	60.8%	61.6%	61.6%
L	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
NR	5.3%	10.5%	15.1%	18.7%	21.6%	24.0%	25.9%	27.5%	28.9%	30.0%	31.1%	32.1%	33.0%	33.7%	34.5%
R	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Source: Standard and Poors Ratings Performance Book, March 2004

KPMG Actuaries Pty Ltd

B. Summary results ($m)

DISCOUNTED VALUE OF CASHFLOWS ($m)

										Workers
						General		Net	Workers	Compensati	Workers		By Claim
	Mesotheli	Lung	Asbestosi	ARPD &	Defendant	Liability		General	Compensat	on Legal	Compensati	Wharf	Recoverie		Net
Years	oma	Cancer	s	Other	Legal Costs	Cost	Insurance	Liability	ion	Costs	on Costs	Claims	s	Baryulgil	Liabilities

1-5	322.5	13.7	49.7	15.2	43.3	444.4	58.5	386.0	3.8	1.9	5.7	3.9	5.5	5.6	395.6
6-10	333.1	13.8	45.5	13.6	50.3	456.3	46.6	409.7	3.8	2.0	5.9	2.4	5.6	3.5	415.8
11-15	294.1	13.0	35.7	11.3	41.8	395.8	37.5	358.3	3.3	1.6	4.8	1.5	4.9	1.9	361.7
16-20	214.0	10.3	23.1	7.8	28.4	283.6	27.4	256.2	2.3	1.0	3.3	0.8	3.5	0.9	257.7
21+	222.1	13.2	20.7	7.8	27.3	291.0	37.6	253.4	2.3	0.9	3.2	0.6	3.6	0.5	254.0

All	1,385.7	64.0	174.6	55.7	191.1	1,871.2	207.6	1,663.6	15.4	7.4	22.8	9.2	23.1	12.5	1,684.9

UNDISCOUNTED CASHFLOWS ($m)

										Workers
						General		Net	Workers	Compensati	Workers		By Claim
	Mesotheli	Lung	Asbestosi	ARPD &	Defendant	Liability		General	Compensat	on Legal	Compensati	Wharf	Recoverie		Net
Years	oma	Cancer	s	Other	Legal Costs	Cost	Insurance	Liability	ion	Costs	on Costs	Claims	s	Baryulgil	Liabilities

1-5	372.0	15.8	57.2	17.5	50.4	512.9	67.4	445.4	4.4	2.2	6.5	4.5	6.4	6.4	456.5
6-10	507.3	21.1	69.0	20.7	76.6	694.8	71.0	623.8	5.9	3.1	8.9	3.6	8.5	5.3	633.1
11-15	591.8	26.2	71.6	22.6	84.0	796.2	75.6	720.6	6.5	3.2	9.7	3.0	9.8	3.8	727.3
16-20	568.9	27.5	61.3	20.7	75.3	753.7	73.2	680.5	6.0	2.7	8.7	2.1	9.3	2.4	684.4
21+	964.3	60.8	88.7	34.2	117.7	1,265.7	165.7	1,099.9	10.0	3.8	13.8	2.4	15.8	2.0	1,102.3

All	3,004.3	151.2	347.8	115.7	404.1	4,023.2	453.0	3,570.3	32.8	14.9	47.8	15.5	49.8	19.9	3,603.7

Note: Plaintiff legal costs are included within the claim cost figures for the various disease types.

KPMG Actuaries Pty Ltd

C. Projected cashflow ($m)

							Workers
						Workers	Compensati
	Mesotheliom			ARPD &	Defendant	Compensati	on Legal	Wharf	Wharf Legal		By-claim
Payment Year	a	Lung Cancer	Asbestosis	Other	Legal Costs	on	Costs	Claims	Costs	Baryulgil	recoveries	Gross	Insurance	Net

2005 / 2006	67.0	3.0	10.7	3.4	7.3	0.7	0.3	0.9	0.1	1.3	1.2	93.7	9.6	84.1
2006 / 2007	67.9	3.0	10.9	3.4	8.6	0.8	0.4	0.8	0.1	1.3	1.2	96.1	15.1	81.0
2007 / 2008	73.2	3.1	11.2	3.4	10.1	0.9	0.4	0.8	0.1	1.3	1.3	103.3	14.2	89.1
2008 / 2009	78.9	3.3	11.9	3.6	11.5	0.9	0.5	0.7	0.1	1.3	1.3	111.3	14.7	96.6
2009 / 2010	85.0	3.4	12.5	3.7	12.9	1.0	0.5	0.7	0.1	1.2	1.4	119.6	13.9	105.7
2010 / 2011	91.0	3.7	13.0	3.8	13.9	1.1	0.6	0.6	0.1	1.2	1.5	127.5	14.5	112.9
2011 / 2012	96.6	4.0	13.5	4.0	14.8	1.1	0.6	0.6	0.1	1.1	1.6	134.8	12.7	122.1
2012 / 2013	101.9	4.2	13.9	4.2	15.5	1.2	0.6	0.6	0.1	1.1	1.7	141.5	12.4	129.1
2013 / 2014	106.8	4.5	14.2	4.3	16.1	1.2	0.6	0.6	0.1	1.0	1.8	147.6	15.1	132.5
2014 / 2015	111.1	4.7	14.4	4.4	16.5	1.3	0.6	0.6	0.1	1.0	1.9	152.7	16.2	136.5
2015 / 2016	114.6	4.9	14.5	4.5	16.8	1.3	0.6	0.6	0.1	0.9	1.9	156.9	14.0	142.9
2016 / 2017	117.4	5.1	14.6	4.5	16.9	1.3	0.6	0.5	0.1	0.8	1.9	159.9	14.8	145.2
2017 / 2018	119.3	5.3	14.4	4.6	16.9	1.3	0.6	0.5	0.1	0.8	2.0	161.8	15.2	146.6
2018 / 2019	120.2	5.4	14.2	4.5	16.8	1.3	0.6	0.5	0.1	0.7	2.0	162.5	15.8	146.7
2019 / 2020	120.3	5.5	13.9	4.5	16.6	1.3	0.6	0.5	0.1	0.6	2.0	161.8	15.9	146.0
2020 / 2021	119.3	5.5	13.4	4.4	16.2	1.3	0.6	0.4	0.1	0.6	2.0	160.0	14.6	145.4
2021 / 2022	117.4	5.6	12.9	4.3	15.7	1.3	0.6	0.4	0.1	0.5	1.9	156.8	14.1	142.8
2022 / 2023	114.6	5.5	12.3	4.2	15.2	1.2	0.5	0.4	0.0	0.5	1.9	152.6	14.8	137.8
2023 / 2024	111.0	5.5	11.7	4.0	14.5	1.2	0.5	0.3	0.0	0.4	1.8	147.2	14.9	132.4
2024 / 2025	106.5	5.4	10.9	3.8	13.7	1.1	0.5	0.3	0.0	0.4	1.7	140.9	14.9	126.0
2025 / 2026	101.4	5.2	10.2	3.6	12.9	1.0	0.4	0.3	0.0	0.3	1.7	133.8	14.7	119.1
2026 / 2027	95.7	5.0	9.4	3.4	12.1	1.0	0.4	0.3	0.0	0.3	1.6	126.0	14.4	111.6
2027 / 2028	89.6	4.8	8.6	3.1	11.2	0.9	0.4	0.2	0.0	0.2	1.5	117.7	14.0	103.6
2028 / 2029	83.1	4.6	7.8	2.9	10.3	0.8	0.3	0.2	0.0	0.2	1.4	109.0	13.7	95.3
2029 / 2030	76.5	4.3	7.1	2.7	9.4	0.8	0.3	0.2	0.0	0.2	1.2	100.1	13.2	86.9
2030 / 2031	69.8	4.0	6.4	2.4	8.5	0.7	0.3	0.2	0.0	0.1	1.1	91.2	12.7	78.6
2031 / 2032	63.1	3.8	5.7	2.2	7.6	0.6	0.2	0.1	0.0	0.1	1.0	82.5	12.1	70.4
2032 / 2033	56.6	3.5	5.0	2.0	6.8	0.6	0.2	0.1	0.0	0.1	0.9	73.9	11.4	62.5
2033 / 2034	50.3	3.2	4.4	1.7	6.0	0.5	0.2	0.1	0.0	0.1	0.8	65.7	10.7	55.0
2034 / 2035	44.3	2.9	3.8	1.5	5.3	0.5	0.2	0.1	0.0	0.1	0.7	57.9	9.6	48.3
2035 / 2036	38.7	2.6	3.3	1.4	4.6	0.4	0.1	0.1	0.0	0.1	0.6	50.6	7.1	43.6
2036 / 2037	33.5	2.4	2.9	1.2	4.0	0.3	0.1	0.1	0.0	0.0	0.5	43.9	5.4	38.5
2037 / 2038	28.8	2.1	2.5	1.0	3.4	0.3	0.1	0.0	0.0	0.0	0.5	37.7	4.1	33.6
2038 / 2039	24.5	1.9	2.1	0.9	2.9	0.3	0.1	0.0	0.0	0.0	0.4	32.2	3.7	28.4
2039 / 2040	20.6	1.6	1.8	0.8	2.4	0.2	0.1	0.0	0.0	0.0	0.3	27.2	3.4	23.8
2040 / 2041	17.3	1.4	1.5	0.6	2.0	0.2	0.1	0.0	0.0	0.0	0.3	22.8	3.1	19.8
2041 / 2042	14.3	1.2	1.2	0.5	1.7	0.2	0.1	0.0	0.0	0.0	0.2	19.0	2.7	16.2
2042 / 2043	11.8	1.1	1.0	0.5	1.4	0.1	0.0	0.0	0.0	0.0	0.2	15.7	2.4	13.2
2043 / 2044	9.6	0.9	0.8	0.4	1.1	0.1	0.0	0.0	0.0	0.0	0.2	12.8	1.8	11.0
2044 / 2045	7.7	0.8	0.7	0.3	0.9	0.1	0.0	0.0	0.0	0.0	0.1	10.4	1.1	9.3
2045 / 2046	6.2	0.6	0.5	0.3	0.7	0.1	0.0	0.0	0.0	0.0	0.1	8.4	0.9	7.5
2046 / 2047	4.9	0.5	0.4	0.2	0.6	0.1	0.0	0.0	0.0	0.0	0.1	6.7	0.7	6.0
2047 / 2048	3.9	0.5	0.4	0.2	0.5	0.0	0.0	0.0	0.0	0.0	0.1	5.3	0.6	4.7
2048 / 2049	3.0	0.4	0.3	0.1	0.4	0.0	0.0	0.0	0.0	0.0	0.1	4.2	0.5	3.7
2049 / 2050	2.3	0.3	0.2	0.1	0.3	0.0	0.0	0.0	0.0	0.0	0.0	3.2	0.4	2.9
2050 / 2051	1.8	0.2	0.2	0.1	0.2	0.0	0.0	0.0	0.0	0.0	0.0	2.5	0.3	2.2
2051 / 2052	1.4	0.2	0.1	0.1	0.2	0.0	0.0	0.0	0.0	0.0	0.0	1.9	0.2	1.7
2052 / 2053	1.0	0.2	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	1.5	0.2	1.3
2053 / 2054	0.8	0.1	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	1.1	0.1	1.0
2054 / 2055	0.6	0.1	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.8	0.1	0.7
2055 / 2056	0.4	0.1	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.6	0.1	0.6
2056 / 2057	0.3	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.1	0.4
2057 / 2058	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.4	0.0	0.3
2058 / 2059	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.0	0.2
2059 / 2060	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.2
2060 / 2061	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
2061 / 2062	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
2062 / 2063	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2063 / 2064	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2064 / 2065	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2065 / 2066	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2066 / 2067	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2067 / 2068	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2068 / 2069	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2069 / 2070	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2070 / 2071	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

TOTAL	3,004.3	151.2	347.8	115.7	404.1	32.8	14.9	13.7	1.8	19.9	49.8	4,056.6	453.0	3,603.7

KPMG Actuaries Pty Ltd

D. Actuarial valuation assumptions

D.1 Ultimate number of claims notifications

	Current valuation	Previous valuation
Mesothelioma	6,873	6,558
Lung Cancer	808	701
Asbestosis	2,378	2,373
ARPD & Other	934	936
Wharf	199	205
Workers Compensation	1,891	1,760

D.2	Projected average James Hardie / MRCF share of claim award costs of non-nil settlements (including plaintiff legal costs where such costs are not separated from the award)

	Current valuation ($)	Previous valuation ($)
Mesothelioma	250,000	250,000
Lung Cancer	130,000	110,000
Asbestosis	95,000	100,000
ARPD & Other	90,000	92,500
Wharf	90,000	100,000
Workers Compensation	135,000	100,000

KPMG Actuaries Pty Ltd

D.3	Large claims loading (for claims in excess of $1m in current money terms)

	Current valuation	Previous valuation
Mesothelioma	$1,500,000 average claim	$1,500,000 average claim
	1.5% incidence rate	2% incidence rate
	$22,500 loading per claim	$30,000 loading per claim
Lung Cancer	Nil	Nil
Asbestosis	Nil	Nil
ARPD & Other	Nil	Nil
Wharf	Nil	Nil
Workers Compensation	Nil	Nil

D.4	Nil claim settlement rate

	Current valuation	Previous valuation
Mesothelioma	15%	17.5%
Lung Cancer	32%	40%
Asbestosis	12%	10%
ARPD & Other	20%	20%
Wharf	35%	40%
Workers Compensation	90%	85%

KPMG Actuaries Pty Ltd

D.5	By claim recovery rate

	Current valuation	Previous valuation
Assumed recovery rate	1.4%	1.3%

D.6	Margin in case estimates

	Current valuation	Previous valuation
Assumed surplus as a %	0.0%	0.0%
of case estimates

D.7	Economic assumptions

	Current valuation	Previous valuation
Base (wage) inflation	4% per annum	4% per annum
Superimposed inflation	2% per annum	2% per annum
Ageing of portfolio	0.57 years annually	0.61 years annually
Discount rate	Assessed by reference to	Assessed by reference to
	current yield curve on	current yield curve on
	Government Bonds at	Government Bonds at
	valuation date	valuation date

KPMG Actuaries Pty Ltd

E.	Additional Information

	Australia
	For the year ended
	March 31, 2005	March 31, 2004	March 31, 2003
Number of claims filed	489	379	402
Number of claims dismissed	62	119	29
Number of claims settled or otherwise resolved	402	316	231
Average settlement amount per claim (AU$)	157,594	167,450	204,194

	New Zealand
	For the year ended
	March 31, 2005	March 31, 2004	March 31, 2003
Number of claims filed	0	0	0
Number of claims dismissed	0	0	2
Number of claims settled or otherwise resolved	0	0	1
Average settlement amount per claim (AU$)	—	—	2,000

	Unknown - Court not identified
	For the year ended
	March 31, 2005	March 31, 2004	March 31, 2003
Number of claims filed	7	1	7
Number of claims dismissed	20	15	0
Number of claims settled or otherwise resolved	2	0	3
Average settlement amount per claim (AU$)	47,000	—	37,090

	USA
	For the year ended
	March 31, 2005	March 31, 2004	March 31, 2003
Number of claims filed	0	0	0
Number of claims dismissed	3	1	0
Number of claims settled or otherwise resolved	1	0	0
Average settlement amount per claim (AU$)	228,293	—	—

	Australia
	As of March 31,
	2005	2004
Number of claims pending	712	687

	New Zealand
	As of March 31,
	2005	2004
Number of claims pending	0	0

	Unknown - Court not identified
	As of March 31,
	2005	2004
Number of claims pending	36	51

	USA
	As of March 31,
	2005	2004
Number of claims pending	1	5

Other Disclosure necessary for the SEC:

	As of March 31,
	2005	2004	2003	2002	2001
Number of open cases at beginning of year	743	814	671	569	507
Number of new cases	496	380	409	375	284
Number of closed cases	490	451	266	273	222
Number of open cases at end of year	749	743	814	671	569
Average Settlement per Settled Claim (AU$)	157,223	167,450	201,200	197,941	179,629
Average Settlement per Closed Claim (AU$)	129,949	117,327	177,752	125,435	128,653

Notes:

1.	The date of a new case relates to the date which this claim has been notified to the subsidiaries of the MRCF or JHIL (pre 2001).

2.	The date of a closed claim relates to the date at which judgement is made of award to the plaintiff and the judgement of the contribution between defendants, referred to as the “client settlement date” ( see section 4.4).

3.	A claim being dismissed relates to the case being closed and the MRCF’s share of the settlement amount being equal to zero.

4.	The settlement amount is equal to the MRCF’s share of the plaintiff award and plaintiff legal fees, so this excludes any legal costs relating to defence by the MRCF.

5.	The location of the court has been used as the location indicator with any Australian state implying “Australia”. “Unknown - Court not identified” refers to claims where the location of the Court is blank or described as “other” in the current claims database.

6.	The “Average Settlement per Settled Claim (AU$)” is defined as the sum of settlement amounts divided by the numnber of claims settled where the settlement amount does not equal zero.

7.	The “Average Settlement per Closed Claim (AU$)” is the sum of settlement amounts divided by the number of closed claims, so including claims where the settlement amount is equal to zero.